Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

TOYS “R” US, INC.,

GLOBAL TOYS ACQUISITION, LLC,

and

GLOBAL TOYS ACQUISITION MERGER SUB, INC.

Dated as of March 17, 2005

i

ii

iii

AGREEMENT AND PLAN OF MERGER dated as of March 17, 2005 (this “Agreement”) among Global Toys Acquisition, LLC, a Delaware limited liability company (“Parent”), Global Toys Acquisition Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”) and Toys “R” Us, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement with Parent and Acquisition Sub providing for the merger (the “Merger”) of Acquisition Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein, (ii) approved this Agreement in accordance with the DGCL, upon the terms and conditions contained herein, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company; and

WHEREAS, the Boards of Directors of Parent and Acquisition Sub have approved, and the board of directors of Acquisition Sub has declared it advisable for Acquisition Sub to enter into, this Agreement providing for the Merger in accordance with the DGCL, upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Acquisition Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“ABL Letter” means that certain letter, dated March 17, 2005, from Bank of America, N.A., Banc of America Securities LLC, Deutsche Bank AG Cayman Islands Branch, and Deutsche Bank Securities Inc. to Parent.

“Action” means any claim, action, suit, arbitration, mediation, inquiry, proceeding or investigation by or before any Governmental Authority, arbitrator or mediator.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Bain Letter” means that certain letter, dated March 17, 2005 from Bain Capital Fund VIII, LLC to Parent.

“Bridge Letter” means that certain letter, dated March 17, 2005, from Banc of America Bridge LLC, Deutsche Bank AG New York Branch and Deutsche Bank AG Cayman Islands Branch, Banc of America Securities LLC, and Deutsche Bank Securities Inc. to Parent.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in The City of New York.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Subsidiaries” means the Subsidiaries of the Company (provided, that for the avoidance of doubt, the term “Company Subsidiaries” shall not include Toys “R” Us-Japan, Ltd.).

“Competition Act (Canada)” means the Canadian Competition Act, R.S.C. 1985, c.C-34, as amended.

“Competition Act Approval” means:

(a) the issuance of an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act (Canada) (the “Competition Act”) by the Commissioner of Competition (the “Commissioner”); or

(b) (i) the waiting period under section 123 of the Competition Act has expired, been terminated or waived pursuant to section 113(c) of the Competition Act and (ii) the Commissioner shall have advised Parent, in writing, on terms satisfactory to Parent that he or she has no intention to file an application under Part VIII of the Competition Act in connection with the transactions contemplated by this Agreement.

“Confidentiality Agreements” means, collectively, (a) the confidentiality agreement dated October 8, 2004, between Kohlberg Kravis & Roberts & Co., L.P and the Company, (b) the confidentiality agreement dated October 6, 2004, between Bain Capital and the Company and (c) the confidentiality agreement dated October 30, 2004, between Vornado Realty LLC and the Company.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, claim, restriction, covenant, easement, right of way, title defect, adverse claim of ownership or use, transfer restriction, voting agreement, proxy or other limitation on voting rights, or other encumbrance of any kind, other than any obligation to accept returns of inventory in the ordinary course of business and other than those arising by reason of restrictions on transfers under federal, state and foreign securities laws.

“Equity Interest” means (a) with respect to a corporation, any and all classes or series of shares of capital stock, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests and (c) with respect to any other Person, any other security representing any direct equity ownership or participation in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“European Letter” means that certain letter, dated March 17, 2005, from Deutsche Bank AG London to Parent.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” means any federal, state, provincial, supranational, local or foreign government, governmental, regulatory or administrative authority, self-regulatory organization, agency or commission or any court, tribunal, or judicial or arbitral body (including any political or other subdivision, department or branch of any of the foregoing).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (i) indebtedness of such Person for borrowed money, (ii) other indebtedness of such Person evidenced by notes, bonds or debentures, (iii) capitalized leases classified as indebtedness of such Person under GAAP, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) any obligation of such Person for the deferred purchase price of property or services (other than trade payables and other current liabilities), (vi) all obligations of such Person pursuant to or evidenced by hedging, swap or factoring arrangements or contracts or other similar instruments, (vii) all Indebtedness of another Person referred to in clauses (i) through (vi) above guaranteed directly or indirectly, jointly or severally, in any manner by such Person, or in effect guaranteed directly or indirectly, jointly or severally, by such Person through an agreement (a) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (b) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (c) to supply funds to or in any manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (d) otherwise to assure a creditor against loss, (viii) all Indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (ix) all reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptance or similar facilities issued for the account of such Person, and (x) all obligations under any acquisition agreements pursuant to which such Person is responsible for any earn-out or other contingent payments.

“Intellectual Property” means United States or foreign intellectual property, including (i) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, logos, trade names, corporate names, domain names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrights and copyrightable works and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, technical data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) all computer software (including databases and related documentation), and (vi) all other proprietary rights whether now known or hereafter recognized in any jurisdiction.

“KKR Letter” means that certain letter, dated March 17, 2005 from KKR Millennium Fund, Limited Partnership to Parent.

“Knowledge” means (i) with respect to Parent, the actual knowledge (without independent inquiry or investigation) of the executive officers of Parent and (ii) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of the officers of the Company listed on Schedule I hereto.

“Law” means any statute, law, ordinance, regulation, rule, code, principle of common law and equity or other requirement of law of a Governmental Authority or any Governmental Order.

“Liabilities” means any and all Indebtedness and other losses, debts, liabilities, damages, obligations, claims, demands, judgments or settlements of any nature or kind, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, including all costs and expenses (legal, accounting or otherwise) relating thereto.

“Material Adverse Effect” means any change, circumstance, event or effect that would be materially adverse to the assets, liabilities, business, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole, other than any change circumstance, event or effect resulting from (i) changes in general economic conditions,

(ii) the announcement of this Agreement and the transactions contemplated hereby, (iii) general changes or developments in the industries in which the Company and the Company Subsidiaries operate, (iv) any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the transactions contemplated by this Agreement or (v) changes in any Laws or applicable accounting regulations or principles, unless, in the case of the foregoing clauses (i) and (iii), such changes or developments referred to therein would reasonably be expected to have a materially disproportionate impact on the business, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole relative to other industry participants.

“Option” means each option granted by the Company to purchase shares of Company Common Stock pursuant to any of the Stock Plans.

“Permitted Encumbrances” means: (i) liens for taxes, assessments and governmental charges or levies imposed upon the Company or a Company Subsidiary not yet due and payable or which are being contested in good faith by appropriate proceedings (provided such contests do not exceed $10 million in the aggregate) or for which reserves have been established on the most recent financial statements included in the SEC Reports filed prior to the date hereof, (ii) Encumbrances imposed by Law which are not yet due and payable and have arisen in the ordinary course of business, (iii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company or a Company Subsidiary arising or incurred in the ordinary course of business, (v) zoning, entitlement and other land use and environmental regulations by Governmental Authorities, (vi) such other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to real property; provided, that in the case of clauses (v) and (vi), none of the foregoing, individually or in the aggregate, materially adversely affect the continued use of the property to which they relate in the conduct of the business currently conducted thereon, (vii) as to any Leased Real Property, any Encumbrance affecting the interest of the lessor thereof, (viii) any matters disclosed in title reports delivered or made available to Parent in the electronic data room prepared by the Company prior to the date of this Agreement or otherwise delivered by the Company to Parent and (ix) liens relating to any Indebtedness described in clauses (i), (ii) and (iii) of the definition of Indebtedness.

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, Governmental Authority, joint venture, limited liability company or other entity.

“Purchase Contract” as defined in the Purchase Contract Agreement.

“Purchase Contract Agreement” means the Purchase Contract Agreement dated as of May 28, 2002 between the Company and The Bank of New York, as purchase contract agent.

“Restricted Stock” means shares of Company Common Stock granted under any of the Stock Plans that are subject to restrictions on transfer and a substantial risk of forfeiture.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Site” each location where the Company or any Company Subsidiary conducts business, including all Owned Real Property and Leased Real Property.

“Stock Plans” means the following plans: (i) Amended and Restated Toys “R” Us, Inc. 2001 Stock Option and Performance Incentive Plan, (ii) Toys “R” Us, Inc. Amended and Restated 1994 Stock Option and Performance Incentive Plan, (iii) Toys “R” Us, Inc. Amended and Restated 1997 Employee Stock Option Plan, (iv) Toys “R” Us, Inc. Amended and Restated 1995 Employee Stock Option Plan, (v) Toys “R” Us, Inc. (1999) Non-Employee Directors Stock Option Plan, (vi) Toys “R” Us, Inc. 1990 Non-Employee Directors Stock Option Plan, (vii) Toys “R” Us, Inc. (1999) Non-Employee Directors Stock Unit Plan, (viii) Toys “R” Us, Inc. 1997 Non-Employee Directors Stock Unit Plan, (ix) Toys “R” Us, Inc. Amended and Restated Employee Stock Purchase Plan, and (x) Toys “R” Us 1994 UK Executive Share Option Scheme.

“Stock Unit” means a right to receive Company Common Stock pursuant to a stock unit award under any of the Stock Plans, other than the UK Option Scheme.

“Subsidiaries” of a Person means any and all corporations, partnerships, limited liability companies and other entities, whether incorporated or unincorporated, with respect to which such Person, directly or indirectly, owns (i) a right to a majority of the profits of such entity or (ii) securities having the power to elect a majority of the board of directors or similar body governing the affairs of such entity.

“Tax or Taxes” means all federal, state, provincial, local, territorial and foreign income, profits, franchise, license, capital, capital gains, transfer, ad valorem, wage, severance, occupation, import, custom, gross receipts, payroll, sales, employment, use, property, real estate, excise, value added, goods and services, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other taxes, duties, assessments or governmental tax charges of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Authority” and “Taxing Authority” means any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Tax Return or Tax Returns” means all returns, declarations, reports, claims for refund or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed or to be filed with any Tax Authority in connection with the determination, assessment or collection of Taxes.

“VNO Letter” means that certain letter, dated March 17, 2005 from Vornado Realty LP to Parent.

“Warrants” means those certain warrants to purchase Company Common Stock issued on February 24, 2000 to each of Softbank Capital Advisors Fund LP, Softbank Capital Partners LP, Softbank Technology Ventures V, LP, Softbank Technology Ventures Advisors Fund V, LP and Softbank Technology Ventures Entrepreneurs Fund V, LP.

SECTION 1.2. Other Defined Terms. The following terms have the meanings defined for such terms in the Sections set forth below:

Term	Section
401(k) Plan	6.15(a)
Acquisition Proposal	6.5(a)
Acquisition Sub	Recitals
Agreement	Preamble
Antitrust Law	6.6(b)
Benefit Plans	4.13(a)
Board of Directors	Recitals
Certificate	3.5(b)
Certificate of Merger	2.2
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Board Recommendation	6.2
Company Disclosure Letter	Article IV
Company Common Stock	3.1(a)
Company Intellectual Property	4.16
Costs	6.8(a)
Council Regulation	7.1(d)
CSFB	4.22
Debt Financing	5.5
Debt Financing Commitments	5.5
Debt Tenders	6.10(a)
Deferred Compensation Plans	6.15(b)
DGCL	Recitals
Dissenting Shares	3.4(a)
DOJ	6.6(b)
Effective Time	2.2
Environmental Laws	4.17(c)
Environmental Permits	4.17(c)
Equity Financing	5.5
Equity Financing Commitment	5.5
ERISA Affiliate	4.13(c)
Excluded Shares	3.1(a)
Expenses	8.2(b)
Financing	5.5

Term	Section
Financing Agreements	6.11(a)
Financing Commitments	5.5
Foreign Plans	4.13(a)
Form 10-K	Article IV
FTC	6.6(b)
Indemnified Directors and Officers	6.8(a)
Leased Real Property	4.15(b)
Management Incentive Plan	6.15(c)
Material Contract	4.10(a)
Materials of Environmental Concern	4.17(c)
Merger	Recitals
Owned Real Property	4.15(a)
Parent	Preamble
Parent Disclosure Letter	Article V
Paying Agent	3.5(a)
Per Share Merger Consideration	3.1(a)
Proxy Statement	6.3(a)
Real Property Lease	4.15(b)
Representatives	6.5(a)
Requisite Stockholder Vote	4.2
Rights	4.5(a)
Rights Plan	4.5(a)
SEC	4.7
SEC Reports	4.7
SERP Rabbi Trust	6.15(d)
Split Dollar Plan	6.15(d)
Shares	3.1(a)
Stockholders Meeting	6.2
Superior Proposal	6.5(a)
Surviving Corporation	2.1
Swap Termination	6.10(d)
Synthetic Lease	6.10(c)
Synthetic Lease Purchase	6.10(c)
Termination Date	8.1(c)
Termination Fee	8.2(c)
UK Option Scheme	3.2(b)
UK Options	3.2(b)

ARTICLE II

MERGER

SECTION 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, at the Effective Time (as defined below), Acquisition Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Acquisition Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 2.2. Closing; Effective Time. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins, LLP, 885 Third Avenue, Suite 1000, New York, New York at 10:00 a.m., New York City time, as soon as practicable, but in no event later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions), or at such other place or at such other date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by Parent and the Company, being the “Effective Time”) and shall make all other filings or recordings required under the DGCL in connection with the Merger.

SECTION 2.3. Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.4. Certificate of Incorporation; By-Laws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended so as to read in its entirety in the form annexed hereto as Exhibit A, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

(b) At the Effective Time, the by-laws of the Company shall be amended so as to read in its entirety in the form attached hereto as Exhibit B, and, as so amended shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and applicable Law.

SECTION 2.5. Directors and Officers. The directors of the Company immediately prior to the Effective Time shall submit their resignations to be effective as of the Effective Time. Immediately after the Effective Time, Parent shall take the necessary actions to cause the directors of Acquisition Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until the earlier of his or her resignation or removal.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

SECTION 3.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company or the holders of any of the following securities:

(a) Each share of Common Stock, par value $0.10 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock (“Shares”) to be canceled pursuant to Section 3.1(b) (any Shares to be so cancelled, “Excluded Shares”) and any Dissenting Shares (as defined in Section 3.4)) shall be converted into the right to receive $26.75 in cash, without interest (the “Per Share Merger Consideration”).

(b) Each Share held in the treasury of the Company, or owned by Parent, Acquisition Sub or owned by any wholly owned direct or indirect Subsidiary of the Company, Parent or Acquisition Sub, in each case immediately prior to the Effective Time, shall be canceled without any conversion thereof and no consideration shall be paid with respect thereto.

(c) Each share of common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

SECTION 3.2. Treatment of Options and Other Equity Awards. Prior to the Effective Time, the Company shall take all action necessary such that:

(a) As of the Effective Time, each Option (other than a UK Option (as defined below)) that is outstanding as of immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled and the holder thereof shall be entitled to receive an amount of cash, without interest, equal to the product of (i) the total number of Shares subject to such Option multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per share subject to such Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable Taxes, if any, required to be withheld with respect to such payment.

(b) On or shortly after the date of the execution of this Agreement, the Company shall notify the holders of Options outstanding under the Toys “R” Us 1994 UK Executive Share Option Scheme (the “UK Option Scheme”) as of immediately prior to the execution of this Agreement (“UK Options”) of the proposed Merger. Such notice will remind optionees that their UK Options are fully vested, or will become so as of April 8, 2005, and may be exercised prior to the Merger. At least 70 days prior to the anticipated Effective Time, the Company shall give notice under Rule 7 of the UK Option Scheme that the UK Options will lapse, to the extent not exercised, on the later of 60 days after the date of the notice or the Effective Time. The Company shall take appropriate action to terminate the UK Option Scheme as of the Effective Time and provide that no shares of Company Common Stock will be issued or purchased under the UK Option Scheme, or upon the purported exercise of any UK Option, from and after the Effective Time. For the avoidance of doubt, where shares of Company Common Stock are issued on the exercise of Options, the Company shall ensure that such shares are issued by the Effective Time.

(c) As of the Effective Time, each outstanding share of Restricted Stock the restrictions of which have not lapsed immediately prior to the Effective Time shall become fully vested and, subject to Section 3.4, converted into the right to receive the Per Share Merger Consideration under Section 3.1(a).

(d) As of the Effective Time, each outstanding Stock Unit that is outstanding as of immediately prior to the Effective Time, whether or not vested, shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to the Per Share Merger Consideration, less applicable Taxes, if any, required to be withheld with respect to such payment.

(e) The Company shall take all action necessary to terminate the Toys “R” Us, Inc. Amended and Restated Employee Stock Purchase Plan as soon as practicable after the date hereof, and no person shall any rights under such plan from and after such termination.

(f) Prior to the Effective Time, the Company shall take or cause to be taken all actions necessary to effectuate the foregoing treatment in this Section 3.2 to the extent such treatment is not expressly provided for by the terms of the applicable Stock Plans and related award agreements, provided that, other than as expressly set forth in this Agreement, no actions shall be taken by the Company that may cause the UK Option Scheme to cease to be approved by the UK Inland Revenue.

SECTION 3.3. Adjustment of Merger Consideration. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction, the Per Share Merger Consideration and any other dependent items shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration or other dependent item, subject to further adjustment in accordance with this sentence.

SECTION 3.4. Dissenting Shares.

(a) Shares that are issued and outstanding immediately prior to the Effective Time and which are held by holders of Shares who have not voted in favor of or consented to the Merger and who have properly demanded and perfected their rights to be paid the fair value of such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Shares in respect of which the stockholder would otherwise be entitled to receive fair value under Section 262 of the DGCL shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Per Share Merger Consideration without any interest thereon.

(b) The Company shall give Parent (i) prompt notice of any notice received by the Company of intent to demand the fair value of any Shares, withdrawals of such notices and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of dissenters’ rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent or as otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make any payment with respect to any such exercise of dissenters’ rights or offer to settle or settle any such rights.

SECTION 3.5. Payment and Exchange of Certificates.

(a) Following the date of this Agreement and in any event not less than three Business Days prior to the mailing of the Proxy Statement to the stockholders of the Company, Parent or Acquisition Sub shall designate a bank or trust company reasonably acceptable to the Company to act as Paying Agent in connection with the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent will provide to, or cause the Surviving Corporation to provide to, and shall deposit in trust with, the Paying Agent, the aggregate consideration to which stockholders of the Company become entitled under this Article III. Until used for that purpose, the funds shall be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services Inc. or Standard & Poor’s Corporation, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available at the SEC or otherwise); provided that no such investment or losses thereon shall affect the Per Share Merger Consideration payable to former stockholders of the Company, and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the former stockholders of the Company in the amount of any such losses.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each person who was a record holder of Company Common Stock immediately prior to the Effective Time, whose shares were converted pursuant to Article III into the right to receive the Per Share Merger Consideration, (i) a form of letter of transmittal for use in effecting the surrender of stock certificates which immediately prior to the Effective Time represented Company Common Stock (each, a “Certificate”) in order to receive payment of the Per Share Merger Consideration (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon actual delivery of the Certificates to the

Paying Agent, and shall otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Per Share Merger Consideration. When the Paying Agent receives a Certificate, together with a properly completed and executed letter of transmittal and any other required documents, the Paying Agent shall pay to the holder of the Shares represented by the Certificate, or as otherwise directed in the letter of transmittal, the Per Share Merger Consideration with regard to each Share represented by such Certificate, less any required Tax withholdings in accordance with Section 3.5(c) below, and the Certificate shall be cancelled. No interest shall be paid or accrued on the Per Share Merger Consideration payable upon the surrender of Certificates. If payment is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person who surrenders the Certificate must provide funds for payment of any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the surrendered Certificate or establish to the satisfaction of the Surviving Corporation that the Tax has been paid or is not applicable. After the Effective Time, a Certificate shall represent only the right to receive the Per Share Merger Consideration in respect of the Shares represented by such Certificate, without any interest thereon.

(c) The Paying Agent may withhold from the sum payable to any Person as a result of the Merger, and pay to the appropriate Taxing Authorities, any amounts which the Paying Agent or the Surviving Corporation may be required (or may reasonably believe it is required) to withhold under the Code, or any provision of state, local or foreign Tax Law. Any sum which is withheld and paid to a Taxing Authority as permitted by this Section will be deemed to have been paid to the Person with regard to whom it is withheld.

(d) In the event that any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Certificate, the Paying Agent shall deliver in exchange for the lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration payable in respect of the Shares represented by the Certificate pursuant to this Article III.

(e) At any time which is more than 180 days after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds which had been deposited with the Paying Agent and have not been disbursed in accordance with this Article III (including, without limitation, interest and other income received by the Paying Agent in respect of the funds made available to it), and after the funds have been delivered to Parent, Persons entitled to payment in accordance with this Article III shall be entitled to look solely to Parent (subject to abandoned property, escheat or other similar Laws) for payment of the Per Share Merger Consideration upon surrender of the Certificates held by them, without any interest thereon. Any Per Share Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Neither the Surviving Corporation, Parent nor the Paying Agent will be liable to any Person entitled to payment under this Article III for any consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares that were outstanding prior to the Effective Time. After the Effective Time, Certificates presented to the Surviving Corporation for transfer shall be canceled and exchanged for the Per Share Merger Consideration in respect of the Shares represented thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the disclosure letter delivered by the Company to Parent on or prior to the execution of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Form 10-K of the Company for the fiscal period ended January 31, 2004 (“Form 10-K”) and the Form 10-Qs and Form 8-Ks filed from the date of the filing of the Form 10-K to the date of this Agreement (other than disclosures in “Opportunities, Challenges and Risks” and “Forward Looking Statements” sections of such SEC reports and except as expressly provided in Section 4.7 of the Company Disclosure Letter), the Company hereby represents and warrants to Parent and Acquisition Sub that:

SECTION 4.1. Organization. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization, and has the requisite corporate or similar power and authority to own its properties and to carry on its business as presently conducted and is duly qualified to do business and is in good standing (where such concept exists) as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so organized, qualified or in good standing or have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Complete and correct copies of the certificate of incorporation and by-laws of the Company as currently in effect, have been made available to Parent, and as so made available, are in full force and effect and no other organizational documents are applicable to or binding upon the Company. The Company is not in violation of the provisions of its governing documents.

SECTION 4.2. Authority; Enforceability. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary pursuant to its governing documents or DGCL to authorize this Agreement or to consummate the transactions contemplated hereby (other than the adoption of this Agreement by the holders of a majority of the outstanding shares of the Company Common Stock (the “Requisite Stockholder Vote”)). The Board of Directors, at a meeting duly called and held, duly adopted resolutions (i) approving this Agreement and the transactions contemplated hereby, (ii) determining that the terms of this Agreement are fair to and in the best interests of the Company’s stockholders and (iii) declaring the advisability of this Agreement, which, subject to Sections 6.2 and 6.5(b), resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). The approval of the transactions contemplated by this Agreement by the Requisite Stockholder Vote is the only votes of the holders of any class or series of capital stock or other Equity Interests of the Company or any Company Subsidiary necessary to adopt this Agreement or approve the transactions contemplated hereby.

SECTION 4.3. Non-Contravention. The execution, delivery and performance of this Agreement by the Company does not and will not (a) conflict with or violate its governing documents, (b) conflict with or violate the governing documents of any Company Subsidiary, (c) assuming that all consents, approvals and authorizations contemplated by clauses (a), (b), (c), (d), (e), (f) and (g) of Section 4.4 have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Company or any of the Company Subsidiaries or by which its or any of their respective properties are bound or (d) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or its or any of their respective properties are bound, except, in the case of clauses (b), (c) and (d) of this Section 4.3, for any such conflict, violation, breach, default, loss, right or other occurrence which would not (i) prevent or materially delay the Company from performing its obligations under this Agreement in any material respect or (ii) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.4. Governmental Consents. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby does not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act, (c) state securities, takeover and “blue sky” laws, (d) the rules and regulations of the NYSE, (e) DGCL, (f) the applicable requirements of antitrust or other competition laws of other jurisdictions or investment laws relating to foreign ownership and (g) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (i) prevent or materially delay the Company from performing its obligations under this Agreement in any material respect or (ii) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.5. Capitalization of the Company.

(a) The authorized capital stock of the Company consists of 650,000,000 shares of Company Common Stock. As of the close of business on March 14, 2005 (the “Capitalization Date”), (i) 216,937,183 Shares were issued and outstanding, (ii) 83,507,613 Shares were held in the treasury of Company or by any of the Company Subsidiaries, (iii) an aggregate of 1,200,000 Shares were reserved for issuance upon or otherwise deliverable in connection with the exercise of the Warrants, (iv) an aggregate of 29,631,117 Shares were reserved for issuance upon or otherwise deliverable in connection with the grant of equity-based awards or the exercise of outstanding Options issued pursuant to the Benefit Plans and Foreign Plans and (v) 22,804,533 Shares were reserved for issuance pursuant to the Purchase Contracts that are a part of the Company’s Equity Security Units. Annex A attached to Section 4.5 of the Company Disclosure Schedule sets forth, as of the date specified thereon, a complete and accurate list of the Options granted under each Stock Plan and the exercise price of each such Option. As of the Capitalization Date, the Company has outstanding (i) Options to purchase 27,601,304 Shares, (ii) Warrants to purchase 1,200,000 Shares and (iii) Purchase Contracts to purchase 18,677,494 Shares. From the close of business on the Capitalization Date until the date of this Agreement, no Shares, Options, Warrants or Purchase Contracts have been issued except for Shares issued pursuant to the exercise of Options in accordance with their terms. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar rights, purchase option, call, or right of first refusal or similar rights. Except for the Amended and Restated Rights Agreement, dated as of April 16, 1999, between the Company and American Stock Transfer & Trust Company, as amended by the Amendment, dated as of June 3, 2002 (as so amended, the “Rights Plan”) and the Rights (as defined in the Rights Plan) and except as set forth above, there are no outstanding shares, options, warrants, calls, stock appreciation rights, or other Equity Interests, rights or commitments or any other agreements of any character relating to dividend rights or to the sale, issuance or voting of, or the granting of rights to acquire, any shares of capital stock or voting securities of the Company, or any securities or obligations convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock or voting securities of the Company.

(b) Except as set forth in Section 4.5(a), (i) there are no preemptive rights of any kind which obligate the Company or any Company Subsidiary to issue or deliver any shares of capital stock or voting securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any Company Subsidiary, any shares of capital stock or voting securities of the Company and (ii) there is no agreement, contract, commitment or arrangement pursuant to which the Company or any Company Subsidiary is or may become obligated to repurchase or redeem any shares of capital stock or voting securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, any shares of capital stock or voting securities of the Company. Except for the Purchase Contracts, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible, exchangeable or exercisable for or into securities having the right to vote) with the stockholders of the Company on any matter.

SECTION 4.6. Company Subsidiaries. All of the outstanding Equity Interests, as applicable, of each Company Subsidiary are validly issued, fully paid and nonassessable and are owned, directly or indirectly by the Company free and clear of any Encumbrances, and none of such outstanding Equity Interests have been issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal,. There are no outstanding options, warrants, calls, stock appreciation rights, or other rights or commitments or any other agreements of any character relating to the sale, issuance or voting of, or the granting of rights to acquire any Equity Interests of any such Company Subsidiary, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any Equity Interests of any such Company Subsidiary. All options in any Company Subsidiary were issued in compliance with all federal and state corporate and securities laws. Section 4.6 of the Company Disclosure Letter sets forth each direct and indirect Company Subsidiary.

SECTION 4.7. SEC Reports; Financial Information The Company has timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, supplements and amendments thereto) required to be filed by it with the Securities and Exchange Commission (“SEC”) since January 31, 2002 (collectively, with any amendments thereto, the “SEC Reports”), each of which, including any financial statements or schedules included therein, as finally amended prior to the date hereof, has complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, each as in effect on the date so filed. None of the SEC Reports contained, when filed as finally amended prior to the date hereof, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the SEC Reports. Each of (i) the consolidated balance sheets included in the SEC Reports (including the related notes and schedules) was prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods covered and fairly presents, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries at the respective dates thereof and (ii) the related consolidated statements of earnings, cash flows and stockholders’ equity included in the SEC Reports (including any related notes and schedules) was prepared in accordance with GAAP in all material respects applied on a consistent basis throughout the periods covered and fairly presents, in all material respects, the results of operations and cash flows of the Company and the Company Subsidiaries for the periods indicated (subject, in the case of each of clause (i) and (ii), to normal year-end audit adjustments and the absence of full footnote disclosure in the case of unaudited financial statements).

SECTION 4.8. No Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has any Liabilities of a nature required by GAAP to be reflected in a consolidated balance sheet or the notes thereto, except Liabilities that (i) are accrued or reserved against in the most recent financial statements included in the SEC Reports filed prior to the date hereof or are reflected in the notes thereto, (ii) were incurred in the ordinary course of business since the October 30, 2004, (iii) are incurred pursuant to the transactions contemplated by this Agreement, (iv) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business or (v) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.9. Absence of Certain Changes or Events. Since October 30, 2004, except as contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course, and, since such date, there has not been any change, event or occurrence which has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, and, except as otherwise contemplated by this Agreement, neither the Company nor any Company Subsidiary has:

(a) issued, delivered, sold, pledged, transferred, conveyed, disposed of or encumbered any Equity Interests of any class or securities convertible into or exchangeable for any such Equity Interests of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interests of the Company or any Company Subsidiary, or any other ownership interest or voting security, of the Company or any Company Subsidiary (other than (i) the issuance of the Company’s common stock (and the associated Rights) upon the exercise of stock options or in connection with other stock-based Benefits Plans outstanding on the date hereof, in each case in accordance with their present terms, (ii) issuances by a wholly owned Company Subsidiary of capital stock to such Company Subsidiary’s parent or another wholly owned Company Subsidiary, (iii) the granting of stock options or other stock based awards to acquire shares of the Company’s common stock granted under stock-based Benefit Plans outstanding on the date hereof in the ordinary course of business not in excess of the amounts set forth in Section 4.9(a) of the Company Disclosure Letter, (iv) issuances in accordance with the Rights Plan and (v) issuances in accordance with the Purchase Contract Agreement;

(b) declared, set aside, made or paid any dividend or other distribution payable in cash, stock, property or otherwise with respect to any Equity Interests or any options, warrants, convertible securities or other rights to acquire any Equity Interest (except for any dividend or distribution by a Company Subsidiary of the Company and interests payments made by the Company in respect of its Equity Security Units in accordance with their terms);

(c) (i) reclassified, combined, split, subdivided, redeemed, purchased or otherwise acquired any Equity Interests of the Company or any Company Subsidiary or any options, warrants, convertible securities or other rights to acquire any Equity Interest of the Company or any Company Subsidiary (other than the acquisition of shares tendered by employees or former employees in order to pay taxes in connection with the exercise of Options or the lapse of restrictions on Restricted Stock or Stock Units pursuant to the terms of any of the Stock Plans) or (ii) redeemed, repurchased, prepaid, defeased or otherwise acquired any of the Company’s 6.875% Notes due 2006, 6.25% Senior Notes due 2007, 7.625% Notes due 2011, 7.875% Notes due 2013, 7.375% Notes due 2018 and 8.75% Debentures due 2021;

(d) (i) acquired, leased or licensed from any Person (by merger, consolidation, acquisition of stock or assets or otherwise) or sold, disposed of, encumbered, leased or licensed (by merger, consolidation, sale of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof, any Equity Interests therein or any assets, in each case, which are material to the Company and the Company Subsidiaries, including the Intellectual Property (other than licenses to third parties to use Intellectual Property entered into in the ordinary course), taken as a whole, other than purchases and sales of inventory, non-merchandise supplies, media and advertising and other assets in the ordinary course of business, (ii) incurred or guaranteed, or modified in any material respect, any Indebtedness or made any loans, advances or capital contributions to, or investments in, any other Person (other than a Company Subsidiary), in each case, other than (but only to the extent such Indebtedness can be repaid without prepayment or other penalties) (A) in the ordinary course of business or (B) any letter of credit entered into in the ordinary course of business and for an amount in excess of $20,000,000 in any single transaction or series of related transactions, or (iii) authorized any material new capital expenditures which are, in the aggregate, excess of the Company’s capital expenditure budget set forth on Section 6.1 of the Company Disclosure Letter;

(e) made any changes in accounting policies or procedures other than in the ordinary course of business and other than as required by GAAP or a Governmental Authority; or

(f) agreed to take any of the actions described in Sections 4.9(a) through 4.9(e).

Between October 30, 2004 and the date of this Agreement, there has been no corporate directive or authorization from the Company or, to the Knowledge of the Company, any Company Subsidiary to increase compensation payable or which could become payable to any employee of the Company or any Company Subsidiary that has been made as a result of or in contemplation of a change of control of the Company or any Company Subsidiary, and between October 30, 2004 and the date of this Agreement, there have not been any material alterations or changes in overall compensation and benefit practices of the Company or the Company Subsidiaries.

SECTION 4.10. Contracts.

(a) As of the date hereof, none of the Company nor any Company Subsidiary is a party to or bound by any: (i) contract that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC; (ii) except as contemplated by this Agreement, written material contract containing covenants of the Company or any Company Subsidiary not to compete in any line of business, industry or geographical area (other than agreements with respect to real property); (iii) written contract which creates a partnership or joint venture or similar arrangement with respect to any material business of the Company, (iv) written contract (other than purchase orders) with the top ten suppliers of non-merchandise or service providers and vendors of product or merchandise with the greatest dollar volume during the fiscal year ended January 29, 2005 (other than contracts entered into by TRU

(HK) Limited and contracts with respect to operations outside the United States); (v) contract that, individually or in the aggregate, would or would reasonably be expected to prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement; (vi) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness in excess of $5,000,000; (vii) written contract (other than this Agreement) for the sale of any of its assets after the date hereof in excess of $25,000,000 (other than in the ordinary course of business); (viii) any collective bargaining or employee association agreement; (ix) written contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any Company Subsidiary would be required to purchase or sell, as applicable, any Equity Interests of any Person; (x) each settlement or conciliation agreement or similar agreement with a Governmental Authority or order or consent of a Governmental Authority to which the Company or any of the Company Subsidiaries is a party involving future performance by the Company or any Company Subsidiary which is material to the Company and Company Subsidiaries taken as a whole; and (xi) any other contract (other than this Agreement, purchase orders for the purchase of inventory or real property leases) under which the Company and the Company Subsidiaries have made payments in excess of $25,000,000 (other than in the ordinary course of business). Each such contract described in clauses (i)-(xi) is referred to herein as a “Material Contract”.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is (and, to the Company’s Knowledge, no other party is) in breach of or default under any Material Contract, (ii) neither the Company nor any Company Subsidiary has received any written notice or claim of default under any Material Contract or any written notice of an intention to, and to the Knowledge of the Company, no other party to any Material Contract intends to terminate, not renew or challenge the validity or enforceability of any Material Contract (including as a result of the execution and performance of this Agreement), (iii) to the Company’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would result in a breach or a default under any Material Contract, (iv) each of the Material Contracts is in full force and effect, and is the valid, binding and enforceable obligation of the Company and the Company Subsidiaries, and to the Company’s Knowledge, of the other parties thereto, and (v) the Company and the Company Subsidiaries have performed all respective material obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in material breach thereunder. The Company has made available to Parent true and complete copies of each Material Contract, including all material amendments thereto.

SECTION 4.11. Compliance with Law and Reporting Requirements.

(a) The Company and the Company Subsidiaries are not (and have not been since October 30, 2004) in violation of any Law, and have not received any written notice of any violation of Law, in each case except for any violation or possible violation that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and the Company Subsidiaries have, and are (and have been since October 30, 2004) in compliance with, all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Authorities required to conduct their respective businesses as now being conducted, except for any such permit, license, authorization, exemption, order, consent, approval or franchise the absence of, or the non-compliance, with which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since the enactment of the Sarbanes-Oxley Act of 2002, the Company has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(c) The Company has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(d) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(e) As of the date hereof, to the Company’s Knowledge, the Company has not identified any material weaknesses in the design or operation of internal controls over financial reporting other than as disclosed in Section 4.11 of the Company Disclosure Letter. To the Company’s Knowledge, there is no reason to believe that its auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 when next due.

(f) None of the Company Subsidiaries is, or has at any time since January 31, 2002 been, subject to the reporting requirements of Sections 13(a) or 15(d) under the Exchange Act.

SECTION 4.12. Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or, to the Knowledge of the Company, any officer, director or employee of the Company or any Company Subsidiary in such capacity, which would (i) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (ii) prevent or materially delay the Company from performing its obligations under this Agreement in any material respect. Neither the Company nor any Company Subsidiary is a party or subject to or in default under any Governmental Order which would (i) reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (ii) prevent or materially delay the Company from performing its obligations under this Agreement in any material respect. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened in each case regarding any accounting practices of the Company or any malfeasance by any executive officer of the Company.

SECTION 4.13. Employee Compensation and Benefit Plans; ERISA.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a correct and complete list of all employee benefit plans, programs, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary contributed or is obligated to contribute thereunder, or with respect to which the Company or any Company Subsidiary has or may have any liability (contingent or otherwise), in each case, for or to (i) any current or former employees, directors, officers or consultants of the Company or any Company Subsidiary located primarily in the United States and/or their dependents (collectively, the “Benefit Plans”), or (ii) to the extent material, any current or former employees, directors, officers or consultants of the Company or any Company Subsidiary not located primarily in the United States and/or their dependents (collectively, the “Foreign Plans”). For purposes of this Agreement, the term “plan,” when used with respect to Foreign Plans, shall mean a “scheme” or other employee benefit program or arrangement in accordance with specific country usage.

(b) All Benefit Plans that are intended to be subject to Code Section 401(a) and any trust agreement that is intended to be tax exempt under Code Section 501(a) have been determined by the Internal Revenue Service to be qualified under Code Section 401(a) and exempt from taxation under Code Section 501(a), and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification of any such plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) each Benefit Plan and any related trust subject to ERISA complies in all material respects with and has been administered in substantial compliance with, (A) the provisions of ERISA, (B) all provisions of the Code, (C) all other applicable Laws, and (D) its terms and the terms of any collective bargaining or collective labor agreements; (ii) neither the Company nor any Company Subsidiary has received any written notice from any Governmental Authority questioning or challenging such compliance; and (iii) there are no unresolved claims or disputes under the terms of, or in connection with, the Benefit Plans other than claims for benefits which are payable in the ordinary course; (iv) there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan; (v) no litigation has been commenced with respect to any Benefit Plan and, to the Knowledge of the Company, no such litigation is threatened (other than routine claims for benefits in the normal course); (vi) there are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in connection with any Benefit Plan; and (vii) to the Knowledge of the Company, there are not any facts that could give rise to any liability in the event of any governmental audit or investigation.

(c) Neither the Company nor any ERISA Affiliate of the Company (as defined below) (i) sponsors or contributes to a Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)); (ii) has an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); (iii) has any liability, contingent or otherwise, under Title IV of ERISA with respect to a Benefit Plan, either directly or through any ERISA Affiliate; (iv) sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by Law); and (v) sponsors a Foreign Plan that is or is intended to be a pension plan subject to any Canadian federal or provincial pension standards legislation or to the Income Tax Act (Canada) or, sponsors a Foreign Plan that is a defined benefit pension plan intended to be registered or approved by any Governmental Authority. For purposes of this Section 4.13, “ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Foreign Plan complies in all material respects with and has been administered in substantial compliance with the Laws of the applicable foreign country, (ii) each Foreign Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Authority, has been so registered or approved, (iii) all contributions to each Foreign Plan required to be made by the Company or the Company Subsidiaries through the Closing Date have been or shall be made or, if applicable, shall be accrued in accordance with country-specific accounting practices, (iv) no litigation has been commenced with respect to any Foreign Plan and, to the Knowledge of the Company, no such litigation is threatened (other than routine claims for benefits in the normal course), and (v) there are no governmental audits or investigations pending or, to the Knowledge of the Company, threatened in connection with any Foreign Plan.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all reports, returns and similar documents with respect to all Benefit Plans or Foreign Plans required to be filed by the Company or any Company Subsidiary with any Governmental Authority or distributed to any Benefit Plan or Foreign Plan participant have been duly and timely filed or distributed.

(f) Section 4.13(f) of the Company Disclosure Letter discloses whether each Benefit Plan that is an employee welfare benefit plan is (i) unfunded or self-insured, (ii) funded through a “welfare benefit fund”, as such term is defined in Code Section 419(e) or other funding mechanism or (iii) insured. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each such employee welfare benefit plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without liability (other than benefits then payable under such plan without regard to such amendment or termination) to the Company or any Company Subsidiary at any time. Each of the Company and the Company Subsidiaries complies in all material respects with the applicable requirements of Section 4980B(f) of the Code or any similar state statute with respect to each Benefit Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute. Neither the Company nor any Company Subsidiary has any material obligations for retiree health or life insurance benefits under any Benefit Plan (other than for continuation coverage under Section 4980B(f) of the Code).

(g) Except as may be required by Law, or as contemplated under this Agreement, neither the Company nor any Company Subsidiary has any plan or commitment to create any additional Benefit Plans or Foreign Plans, or to amend or modify any existing Benefit Plan or Foreign Plan in such a manner as to materially increase the cost of such Benefit Plan or Foreign Plan to the Company or any Company Subsidiary.

(h) Section 4.13(h) of the Company Disclosure Letter discloses: (i) each material payment (including any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any current or former employee under any Benefit Plan or Foreign Plan; (ii) any increase in any material respect any benefit otherwise payable under any Benefit Plan or Foreign Plan; (iii) any acceleration in any material respect of the time of payment or vesting of any such benefits under any Benefit Plan or Foreign Plan; or (iv) any material obligation to fund any trust or other arrangement with respect to compensation or benefits under a Benefit Plan or Foreign Plan in each case caused or triggered by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no payment or benefit which has been, will or may be made by the Company or any Company Subsidiary with respect to any current or former employee located in the United States in connection with the execution and delivery of this Agreement or the consummation of the transaction contemplated hereby would be characterized as an “excess parachute payment” with the meaning of Section 280G(b)(1) of the Code or fail to be deductible under Section 162(m) of the Code.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any Company Subsidiary has classified any individual as an “independent contractor” or similar status who, according to a Benefit Plan or Foreign Plan or applicable Law, should have been classified as an employee or of similar status. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has any material liability by reason of any individual who provides or provided services to the Company or any Company Subsidiary, in any capacity, being improperly excluded from participating in any Benefit Plan or Foreign Plan.

(j) Correct and complete copies have been delivered or made available to Parent by the Company of all Benefit Plans and Foreign Plans (including all amendments and attachments thereto); written summaries of any Benefit Plan not in writing, all related trust documents; all insurance contracts or other funding arrangements to the degree applicable; the two most recent annual information filings (Form 5500) and annual financial reports for those Benefit Plans (where required); the most recent determination letter from the Internal Revenue Service (where required); and the most recent summary plan descriptions for the Benefit Plans and in respect of defined Benefit Plans and Foreign Plans, the most recent actuarial valuation and any subsequent valuation or funding advice (including draft valuations).

(k) Each of the Toys “R” Us, Inc. Partnership Group Deferred Compensation Plan, the Toys “R” Us, Inc. Management Deferred Compensation Plan, the Toys “R” Us, Inc.

Non-Employee Directors’ Deferred Compensation Plan, and the Toys “R” Us, Inc. Supplemental Executive Retirement Plan (the “Deferred Compensation Plans”) is “fully funded” such that neither the accelerated vesting of accounts, awards, deferrals and contributions under any such plan nor the termination of any such plan, as described in Section 6.15(a) of this Agreement, will result in any funding or payment obligation or liability of the Company or any Company Subsidiary of any nature whatsoever other than that for which adequate assets have been set aside in trust by the Company or a Company Subsidiary as of the execution of this Agreement or will be set aside pursuant to deferrals and contributions made between the execution of this Agreement and the Effective Time that are consistent with past practice and the ordinary operation of such plans.

SECTION 4.14. Labor Matters. There are no pending or, to the Knowledge of the Company, threatened organizational activities or demands in writing for recognition or certification by a labor organization seeking to represent employees of the Company or any Company Subsidiary. To the Knowledge of the Company, no question concerning representation exists respecting the employees of the Company and the Company Subsidiaries. To the Knowledge of the Company, no Person has applied to have the Company or any Company Subsidiary declared a related and/or common employer pursuant to any labor laws. Neither the Company nor any Company Subsidiary is a party to or bound by any contract, collective bargaining agreement or works council agreement with any labor or similar organization. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no charges, appeals or Actions against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened in writing, before or by the Equal Employment Opportunity Commission, the Department of Labor, Occupational Safety and Health Administration, the National Labor Relations Board or any other comparable Governmental Authority. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any Company Subsidiary has received notice during the past three years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of or affecting the Company or a Company Subsidiary and, to the Knowledge of the Company, no such investigation is in progress. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing by the Company or Company Subsidiaries pursuant to any workplace safety and insurance Laws; neither the Company nor any Company Subsidiary has been reassessed in any material respect under such Laws during the past three years; there are no claims or potential claims which may affect the accident cost experience of the Company or any Company Subsidiary. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, occupational health and safety, pay equity, wages, hours and terms and conditions of employment. There is no labor dispute, strike or work stoppage against the Company or Company Subsidiaries pending, or to the Knowledge of the Company, threatened.

SECTION 4.15. Properties.

(a) Section 4.15(a) of the Company Disclosure Letter contains a true and complete list of all real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”) and for each parcel of Owned Real Property, contains a correct street address of such Owned Real Property. Copies of title reports or policies obtained by the Company with respect to each of the Owned Real Property have previously been made available to Parent to the extent that such reports and policies are in the Company’s possession and control, as applicable.

(b) Section 4.15(b) of the Company Disclosure Letter contains a true and complete list of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary (collectively, including the improvements thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the street address of such Leased Real Property. True and complete copies of all agreements under which the Company or any Company Subsidiary is the landlord, sublandlord, tenant, subtenant, or occupant (each a “Real Property Lease”) that have not been terminated or expired as of the date hereof have been made available to Parent.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of the Company Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of the Company Subsidiaries has exclusive possession of all of the Leased Real Property, other than any occupancy rights granted under the Real Property Leases.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, other than the Real Property Leases, none of the Owned Real Properties or the Leased Real Properties is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use, occupancy or enjoyment of such Owned Real Property or Leased Real Property or any part thereof.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Real Property Lease is in full force and effect and is valid and enforceable in accordance with its terms, and there is no material default under any Real Property Lease either by the Company or the Company Subsidiaries party thereto or, to the Company’s Knowledge, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or the Company Subsidiaries thereunder.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there does not exist any pending or, to the Company’s Knowledge, threatened condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property, and neither the Company nor the Company Subsidiaries have received any written notice of the intention of any Governmental Authority or other Person to take or use any Owned Real Property or Leased Real Property.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, the improvements constructed on the Owned Real Property and Leased Real Property are (i) insured by commercial property insurance for replacement costs, subject to self retained limits, and by commercial general liability insurance to the extent and in a manner customary in the industry for commercial general liability coverage, subject to self retained limits; and (ii) in good operating condition and repair, subject to ordinary wear and tear.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, the improvements constructed on the Owned Real Property and Leased Real Property are supplied with all utilities, including water, sewage disposal, electricity, gas, telephone and other services necessary for the operation of such improvements as currently operated, and, to the Knowledge of the Company, there is no condition which would reasonably be expected to result in the termination of the present access from any improvements to such utility services.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no portion of a Site is located on land other than land which is owned in fee or leased by the Company or any Company Subsidiary. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no buildings or fixtures on any Site violate any restrictive covenant.

SECTION 4.16. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and the Company Subsidiaries own all right, title, and interest in, or have the right to use, pursuant to a license or otherwise, in each case, free and clear of all Encumbrances except Permitted Encumbrances, all Intellectual Property required to operate their respective businesses as presently conducted (the “Company Intellectual Property”), (ii) Section 4.16 of the Company Disclosure Letter lists all registrations and applications for Company Intellectual Property owned by the Company and the Company Subsidiaries, and all such registrations and applications are subsisting and unexpired, (iii) as of the date hereof, (x) neither the Company nor any Company Subsidiary has received any written notice of any claims or threatened Actions alleging a violation, misappropriation or infringement of the Intellectual Property of any other Person, except for any of the foregoing that have since been resolved, (y) the operation of the business of the Company and each Company Subsidiary as currently conducted, and the Company Intellectual Property, do not violate, misappropriate or infringe the Intellectual Property of any other Person; and (z) no other Person has violated, misappropriated or infringed the Company Intellectual Property owned by the Company or any Company Subsidiary, (iv) there are no Actions pending or, to the Company’s Knowledge, threatened in writing, challenging the ownership, enforceability, validity or use of any Company Intellectual Property owned by the Company or any Company Subsidiary, and (v) the Company and the Company Subsidiaries take and have taken commercially reasonable actions to maintain and preserve their material Company Intellectual Property.

SECTION 4.17. Environmental Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) to the Company’s Knowledge, the Company and each Company Subsidiary comply and have complied with all applicable Environmental Laws (as defined below), and possess and comply, and have complied, with all applicable Environmental Permits (as defined below) required under such laws to operate as it currently operates; (ii) to the Company’s Knowledge, there are no, and there have not been any, Materials of Environmental Concern (as defined below) at any property currently or formerly owned or operated by the Company or a Company Subsidiary, under circumstances that have resulted in or are reasonably likely to result in liability of the Company or a Company Subsidiary under any applicable Environmental Laws; (iii) neither the Company nor any Company Subsidiary has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar foreign, state or local law, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) the reports of environmental assessments, audits and similar investigations previously made available to Parent are all such reports in the possession of the Company or, to the Company’s Knowledge, otherwise in existence and reasonably within the control of the Company, conducted since January 1, 2002 (or, to the Company’s Knowledge, conducted prior thereto) on any property currently or formerly owned or operated by the Company or any Company Subsidiary.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.17 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

(c) For purposes of this Agreement, the following terms have the meanings assigned below:

“Environmental Laws” means all foreign, federal, state, or local statutes, common law, regulations, ordinances, codes, orders or decrees relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Materials of Environmental Concern” means: any hazardous, acutely hazardous, or toxic substance or waste defined or regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act; petroleum, asbestos, lead, polychlorinated biphenyls, radon, or toxic mold; and any other substance the exposure to which would reasonably be expected, because of hazardous or toxic qualities, to result in liability under applicable Environmental Laws.

SECTION 4.18. Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all Tax Returns required to be filed by, or with respect to any activities of, the Company and the Company Subsidiaries prior to the date hereof have been filed (except those under valid extension), (b) as of the date hereof, all Taxes of the Company and the Company Subsidiaries have been paid or adequately provided for on the most recent financial statements included in the SEC Reports filed prior to the date hereof (unless such Taxes are being contested in good faith) other than those Taxes accrued in the ordinary course of business since October 30, 2004, (c) neither the Company nor any Company Subsidiary has received written notice of any action, suit, proceeding, investigation, claim or audit against, or with respect to, any Taxes, (d) there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Company Subsidiary, (e) the Company and each Company Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, (f) neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company, or any Company Subsidiary) under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law), (g) neither the Company nor any Company Subsidiary has distributed the stock of another company in a transaction that was purported or intended to be governed by section 355 or section 361 of the Code, (h) neither the Company nor any Company Subsidiary has engaged in any “listed transaction” for purposes of Treasury regulation sections 1.6011-4(b)(2) or 301.611-2(b)(2) and (i) none of Sections 17, 78, 79 or 80 to 80.04 of the Income Tax Act (Canada), or any equivalent provision under applicable provincial law, have applied or will apply to the Company or any Company Subsidiary at any time up to Closing. Neither the Company nor any of the Company Subsidiaries directly or indirectly operates or manages any health care facility or lodging facility (as those terms are defined in the Code).

SECTION 4.19. Insurance. All insurance policies maintained by the Company and the Company Subsidiaries are listed in Section 4.19 of the Company Disclosure Letter. All such insurance policies are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by Law, and all premiums due and payable thereon have been paid. Neither the Company nor any of the Company Subsidiaries is in material breach or default, and neither the Company nor any of the Company Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of any of the insurance policies, other than the actions contemplated by this Agreement.

SECTION 4.20. Rights Plan. The Board of Directors of the Company has amended the Rights Plan so that (a) neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) cause the Rights to become exercisable, (ii) cause Parent or any of its Affiliates or Associates (as each such term is defined in the Rights Plan) to become an Acquiring Person (as such term is defined in the Rights Plan) or (iii) give rise to a Stock Acquisition Date or a Distribution Date (as each such term is defined in the Rights Plan), and (b) the Rights will expire immediately prior to the Effective Time without any payment being made in respect thereof. The Company has made available to Parent a true and complete copy of such amendment.

SECTION 4.21. Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between (i) the Company or any of the Company Subsidiaries, on the one hand, and (ii) any Affiliate of the Company (other than the Company Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

SECTION 4.22. Brokers. Except for Credit Suisse First Boston (“CSFB”), no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the transactions contemplated by this Agreement.

SECTION 4.23. State Takeover Statutes. No “fair price”, moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to the Company is applicable to the transactions contemplated by this Agreement. Assuming the accuracy of the representation and warranty set forth in Section 5.8, the action of the Board of Directors of the Company in approving this Agreement (and the transactions provided for herein) is sufficient to render inapplicable to this Agreement (and the transactions provided for herein) the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. The Company has delivered to Parent a true and complete copy of all resolutions of its Board of Directors relating to the applicability of such antitakeover statute or regulation to the Company or to this Agreement or the other transactions contemplated hereby.

SECTION 4.24. Fairness Opinion. CSFB and Duff & Phelps, LLC has each delivered to the Board of Directors its written opinion (or oral opinion to be confirmed in writing), dated as of the date hereof, that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

SECTION 4.25. Vendors. Section 4.25 of the Company Disclosure Letter sets forth a complete and accurate list of the names of the twenty suppliers with the greatest dollar volume of sales to the Company and the Company Subsidiaries during the fiscal year ended January 29, 2005, showing the approximate total purchases in dollars by the Company and the Company Subsidiaries from each such vendor during such fiscal year. Since the October 30, 2004, to the Company’s Knowledge, there has been no material adverse change in the business relationship of the Company or any Company Subsidiary with any vendor named on Section 4.26 of the Company Disclosure Letter.

SECTION 4.26. Tangible Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and the Company Subsidiaries have legal and valid title to, or in the case of leased assets and properties, valid and subsisting leasehold interests in, all of the material tangible personal assets and properties used or held for use by the Company and the Company Subsidiaries in connection with the conduct of the business of the Company and Company Subsidiaries, free and clear of all

Encumbrances other than Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all tangible personal property is in good condition, ordinary wear and tear excepted.

SECTION 4.27. No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article IV of this Agreement, Parent acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company with respect to any other information provided to Parent. Except in the case of fraud or willful misrepresentation, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent or any other Person resulting from the distribution to Parent, or use by Parent of, any such information, including any information, documents, projections, forecasts or other material made available to Parent in certain “data rooms”, confidential information memoranda or management presentations in expectation of the transactions contemplated by this Agreement.

(b) In connection with investigation by Parent of the Company and the Company Subsidiaries, Parent has received or may receive from the Company and/or the Company Subsidiaries certain projections, forward-looking statements and other forecasts and certain business plan information. Parent acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent is familiar with such uncertainties, that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that, absent fraud or willful misrepresentation, Parent shall have no claim against anyone with respect thereto. Accordingly, Parent acknowledges that the Company makes no representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as set forth on the corresponding sections of the disclosure letter delivered by Parent to the Company on or prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Acquisition Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 5.1. Organization. Each of Parent and Acquisition Sub is duly organized, validly existing and in good standing under the laws of the state of its organization. Acquisition Sub is a direct wholly owned Subsidiary of Parent.

SECTION 5.2. Authority; Enforceability. Each of Parent and Acquisition Sub has the corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by each of Parent and Acquisition Sub of this Agreement and the consummation by each of Parent and Acquisition Sub of the transactions contemplated hereunder have been duly authorized by all necessary corporate action on the part of each of Parent and Acquisition Sub. This Agreement has been duly executed and delivered by each of Parent and Acquisition Sub and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding agreement of each of Parent and Acquisition Sub, enforceable against each of them in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 5.3. Non-Contravention. The execution, delivery and performance of this Agreement by each of Parent and Acquisition Sub does not and will not (a) conflict with or violate its certificate of incorporation or by-laws or comparable governing documents, (b) assuming that all consents, approvals and authorizations contemplated by clauses (a), (b), (c), (d), (e), (f) and (g) of Section 5.4 have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent, Acquisition Sub or any of their Subsidiaries or by which it or any of its properties are bound or (c) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which Parent, Acquisition Sub or any of their Subsidiaries is a party or by which Parent, Acquisition Sub or any of their Subsidiaries or its or any of their properties are bound, except, in the case of clauses (b) and (c), for any such conflict, violation, breach, default, loss, right or other occurrence which would not prevent or materially delay the consummation of the transactions contemplated hereby.

SECTION 5.4. Governmental Consents. The execution, delivery and performance of this Agreement by each of Parent and Acquisition Sub and the consummation by each of Parent and Acquisition Sub of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act, (c) state securities, takeover and “blue sky” laws, (d) the rules and regulations of the NYSE, (e) DGCL, (f) the applicable requirements of antitrust or other competition laws of other jurisdictions or investment laws relating to foreign ownership and (g) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not prevent or materially delay the consummation of the transactions contemplated hereby.

SECTION 5.5. Financing. Attached hereto as Section 5.5(a) of the Parent Disclosure Letter is a true and complete copy of the ABL Letter, European Letter, and the Bridge Letter (collectively, the “Debt Financing Commitments”), pursuant to which lenders party thereto have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of, among other things, financing (i) the United States bridge loan, (ii) the United States asset based debt facility, (iii) the European real estate bridge loan, and (iv) the European asset based debt facility (the “Debt Financing”). Attached hereto as Section 5.5(b) of the Parent Disclosure Letter is a true and complete copy of the Bain Letter, the KKR

Letter, and the VNO Letter (collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which parties therein have committed, subject to the terms and conditions set forth therein, to invest the amount set forth therein to purchase Equity Interests of Parent (the “Equity Financing” and together with the Debt Financing, the “Financing”). None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. The Financing Commitments are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments, together with the Company’s expected cash and cash equivalents, will be sufficient for Parent and the Surviving Corporation to pay the aggregate Merger Consideration (and any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments) and to pay all related fees and expenses. Parent has no reason as of the date hereof to believe that any of the conditions to the Financing contemplated by the Financing Commitments within its control will not be satisfied or that the Financing will not be made available to Parent on the Closing Date.

SECTION 5.6. Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition Sub for which the Company could have any liability if the Closing does not occur.

SECTION 5.7. Company Stock. Neither Parent nor Acquisition Sub is, and at no time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Neither Parent nor Acquisition Sub owns (directly or indirectly, beneficially or of record) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

SECTION 5.8. Solvency. As of the Effective Time, assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, and after giving effect to all of the transactions contemplated by this Agreement, including without limitation the Financing, any alternative financing and the payment of the aggregate Per Share Merger Consideration, consummation of the Debt Tenders, if any (and any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments), and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent.

For the purposes of this Section 5.8 the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, (i) “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1. Conduct of Business Prior to the Closing. The Company covenants and agrees that, during the period from the date hereof until the Closing Date, except as contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter or as required by Law, or unless Parent shall otherwise agree in writing, the business of the Company and the Company Subsidiaries (including advertising activities), and the use, operation, maintenance and repair of the Owned Real Property and the Leased Real Property, shall be conducted in the ordinary course of business, and the Company shall use its reasonable best efforts to preserve substantially intact its business organization, material insurance policies, material Intellectual Property and goodwill, and to preserve its present relationships with suppliers, lessors, employees, customers, liaisons, licensees, distributors, wholesalers, franchisees and other Persons with which it has significant business relations. Between the date of this Agreement and the Closing Date, except as otherwise contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter or as required by Law, neither the Company nor any Company Subsidiary shall without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a) amend or otherwise change its certificate of incorporation or by-laws (or other comparable governing documents) or amend or grant any waiver under the Rights Plan (provided that this clause (a) shall not prevent the Company’s Board of Directors from taking the action set forth in the first parenthetical in clause (ii) of the definition of “Distribution Date” set forth in the Rights Plan);

(b) issue, deliver, sell, pledge, transfer, convey, dispose of or encumber any Equity Interests of any class or securities convertible into or exchangeable for any such Equity Interests of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interests of the Company or any Company Subsidiary, or any other ownership interest or voting security, of the Company or any Company Subsidiary (other than (i) the issuance of the Company’s common stock (and the associated Rights) upon the exercise of stock options or, to the extent set forth in Section 6.1 of the Company Disclosure Letter, in connection with other stock-based Benefits Plans outstanding on the date hereof, in each case in accordance with their present terms, (ii) issuances by a wholly owned Company

Subsidiary of capital stock to such Company Subsidiary’s parent or another wholly owned Company Subsidiary, (iii) issuances in accordance with the Rights Plan, (iv) issuances in accordance with the Purchase Contract Agreement and (v) as set forth in Section 6.1 of the Company Disclosure Letter);

(c) declare, set aside, make or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any Equity Interests or any options, warrants, convertible securities or other rights to acquire any Equity Interest (except for any dividend or distribution by a wholly owned Company Subsidiary and interests payments made by the Company in respect of its Equity Security Units in accordance with their terms);

(d) (i) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any Equity Interests of the Company or any Company Subsidiary or any options, warrants, convertible securities or other rights to acquire any Equity Interest of the Company or any Company Subsidiary (other than the acquisition of shares tendered by employees or former employees in order to pay taxes in connection with the exercise of Options or the lapse of restrictions on Restricted Stock or Stock Units pursuant to the terms of any of the Stock Plans), (ii) redeem, repurchase, prepay, defease or otherwise acquire any of the Company’s 6.875% Notes due 2006, 6.25% Notes due 2007, 7.625% Notes due 2011, 7.875% Notes due 2013, 7.375% Notes due 2018 and 8.75% Debentures due 2021 or (iii) amend or grant any waiver under the Purchase Contract Agreement or any Purchase Contract;

(e) (i) acquire, lease or license from any Person (by merger, consolidation, acquisition of stock or assets or otherwise) or sell, dispose of, encumber, lease or license (by merger, consolidation, sale of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof, any Equity Interests therein or any assets, including Intellectual Property (other than licenses to third parties to use Intellectual Property in the ordinary course of business), in each case, which are material to the Company and the Company Subsidiaries taken as a whole, other than purchases and sales of inventory, non-merchandise supplies, media and advertising and other assets in the ordinary course of business, (ii) incur or guarantee, or modify in any material respect, any Indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person (other than a Company Subsidiary), in each case, other than (but only to the extent such Indebtedness can be repaid without prepayment or other penalties) (A) in the ordinary course of business or (B) any letter of credit entered into in the ordinary course of business and for an amount in excess of $20,000,000 in any single transaction or series of related transactions, (iii) other than in the ordinary course of business, enter into, renew or amend in any material respect any contract or agreement which is or would be a Material Contract or would be material to the Company and the Company Subsidiaries taken as a whole, (iv) authorize any material new capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth on Section 6.1 of the Company Disclosure Letter, (v) other than in the ordinary course of business commence or undertake any extraordinary sales events or significant discounting of merchandise, or (vi) take any actions to materially change in a manner adverse to the Company or the Company Subsidiaries, relationships with material product vendors and suppliers;

(f) lease, license, mortgage, hypothecate, pledge, sell, sublease, grant any material easement affecting and/or transfer any interest in any Owned Real Property or any improvements thereon or on any Leased Real Property, or materially amend, extend or terminate any leasehold interest in any Leased Real Property;

(g) except (i) as contemplated by this Agreement, (ii) to the extent required under any Benefit Plan or any Foreign Plan, or (iii) as required by applicable Law, (A) increase or decrease the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer, employee or consultant of the Company or any Company Subsidiary (except in the ordinary course of business (including with regard to the timing and the basis upon which increases or payments are made) with respect to employees who are not directors or officers), (B) terminate or make any material amendment or modification to any existing Benefit Plan or Foreign Plan, (C) take any action to fund the payment of compensation or benefits under any Benefit Plan or Foreign Plan (except in the ordinary course of business with respect to employees who are not directors or officers), (D) exercise any discretion to accelerate the vesting or payment or any compensation or benefit under any Benefit Plan or Foreign Plan, (E) grant any awards under any Benefit Plan or Foreign Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units, restricted stock units, or restricted stock) (except in the ordinary course of business with respect to employees who are not directors or officers), (F) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Benefit Plan or change the manner in which contributions to any Benefit Plan are made or the basis on which such contributions are determined, (G) adopt or enter into any new employee benefit plan, arrangement or employment contract or (H) hire or terminate any officer other than termination for cause;

(h) enter into any transaction, agreement, arrangement or understanding between (i) the Company or any Company Subsidiary, on the one hand, and (ii) any Affiliate of the Company (other than the Company Subsidiaries), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K;

(i) settle or dismiss any Action threatened against, relating to or involving the Company and any Company Subsidiary in connection with any business, asset or property of the Company and any Company Subsidiary, other than in the ordinary course of business but not, in any individual case, in excess of $2,500,000 or in a manner that would prohibit or materially restrict the Company from operating as it has historically;

(j) other than in the ordinary course of business, (i) make any material Tax election or change any method of accounting, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any amended Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax or (vi) surrender any right to claim a material Tax refund; or

(k) make any changes in accounting policies or procedures other than as required by GAAP or a Governmental Authority; or

(l) agree to take any of the actions described in Sections 6.1(a) through 6.1(k).

SECTION 6.2. Stockholders Meeting. As soon as reasonably practicable following the date of this Agreement, the Company, acting through its Board of Directors, and in accordance with applicable Law, shall (i) duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement (the “Stockholders Meeting”) and (ii) (A) include in the Proxy Statement the recommendation of the Board of Directors that the terms of this Agreement are fair to and in the best interest of the stockholders of the Company, declaring this Agreement advisable and that the stockholders of the Company vote in favor of the adoption of this Agreement (the “Company Board Recommendation”) and (B) use its reasonable best efforts to obtain the necessary approval of the transactions contemplated by this Agreement by the stockholders of the Company; provided, that the Board of Directors may fail to make or may withdraw, modify or change in a manner adverse to Parent all or any portion of the Company Board Recommendation and/or may fail to use such efforts if it shall have determined in good faith, after consultation with outside counsel to the Company, that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law.

SECTION 6.3. Proxy Statement

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall, with the assistance and approval (not to be unreasonably withheld or delayed) of Parent prepare and mail the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (as amended or supplemented, the “Proxy Statement”). Parent and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, (i) the Company will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement and (ii) Parent will furnish to the Company the information relating to it and Acquisition Sub required by the Exchange Act to be set forth in the Proxy Statement. All of the parties hereto shall cause the Proxy Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, and (ii) the rules and regulations of the NYSE.

(b) The Company agrees that none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Parent agrees that none of the information supplied or to be supplied by Parent for inclusion in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to the Company or any Company Subsidiary will be deemed to have been supplied by the Company and information concerning or related to Parent or Acquisition Sub will be deemed to have been supplied by Parent. If at any time prior to the Stockholders Meeting any event or circumstances relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Parent and file such amendment or supplement with the SEC.

(c) The Company shall use its reasonable best efforts, after consultation with Parent, to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. Each of Parent and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent of the receipt of any comments from or other correspondence with the SEC staff with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information (and promptly deliver a copy of such comments, correspondence or request to Parent). The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC.

SECTION 6.4. Access to Information.

(a) During the period from the execution of this Agreement through the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company (i) shall, and shall cause each Company Subsidiary to, subject to reasonable restrictions imposed from time to time upon advice of counsel respecting any applicable confidentiality agreement with any Person (provided that the Company shall use its reasonable best efforts to obtain waivers under such agreements or implement requisite procedures to enable the provision of reasonable access without violating such agreement), afford representatives of Parent, following notice from Parent to the Company in accordance with this Section 6.4, reasonable access during normal business hours to all properties, offices, books, contracts, commitments and records and such financial (including all working papers) and operating data of the Company and the Company Subsidiaries and all other information concerning its business, properties, personnel, vendors, landlords/sublandlords, tenants, licensees, franchisees and Representatives as Parent may reasonably request, and (ii) shall furnish to Parent (y) promptly, unaudited monthly consolidated balance sheet of the Company and the Company Subsidiaries for the month then ended and related consolidated statements of earnings, cash flows and stockholders’ equity (which the Company will use reasonable best efforts to furnish within fifteen days after the end of each month), and (z) within a reasonable time, all information (including extracts and copies of books, records, contracts and other documents including a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws) concerning the operations and business of the Company or any Company Subsidiary, including access to its personnel, vendors, landlords/sublandlords, tenants, licensees, franchisees and Representatives as Parent may reasonably request. In conducting any inspection of any properties of the Company and the Company Subsidiaries, neither Parent nor any of its representatives shall (i) contact or have any discussions with any of the Company’s employees, agents, or representatives, unless in each case Parent obtains the prior written consent of the Company, which shall not be unreasonably withheld, or (ii) contact or have any discussions with any of the vendors, franchisees or licensees of the Company or the Company Subsidiaries or any of the landlords/sublandlords under any of the leases or any of the tenants/subtenants, unless in each case Parent obtains the prior written consent of the Company, which shall not be unreasonably withheld, (iii) damage any property or any portion thereof, or (iv) perform any onsite procedure or investigation (including any onsite environmental investigation or study) without the Company’s prior written consent, which shall not be unreasonably withheld. Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least three Business Days prior written notice thereof, setting forth the inspection or materials that Parent or its representatives intend to conduct. The Company shall be entitled to have representatives present at all time during any such inspection. Notwithstanding the foregoing, neither the Company nor any Company Subsidiary shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company or the Company Subsidiaries or contravene any Law or binding agreement entered into prior to the date of this Agreement. The relevant parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information obtained pursuant to this Section 6.4 shall continue to be governed by the Confidentiality Agreements.

SECTION 6.5. Acquisition Proposals.

(a) The Company agrees that (i) it and its officers and directors shall not, (ii) the Company Subsidiaries and the Company Subsidiaries’ officers and directors shall not and (iii) it shall use reasonable best efforts to ensure that its and the Company Subsidiaries’ investment bankers, financial advisors, attorneys, accountants, employees, consultants or other agents, advisors or and representatives (“Representatives”) not to (A) directly or indirectly, initiate, solicit or knowingly encourage or facilitate any inquiries or the making, submission or reaffirmation of any proposal or offer with respect to a tender offer or exchange offer, merger, reorganization, share exchange, consolidation or other business combination involving the Company and the Company Subsidiaries (or any of them) or any proposal or offer to acquire in any manner an equity interest representing a 20% or greater economic or voting interest in the Company, or the assets, securities or other ownership interests of or in the Company or any Company Subsidiary representing 20% or more of the consolidated assets, revenues or earnings of the Company and the Company Subsidiaries, other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or (B) directly or indirectly, engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to an Acquisition Proposal or execute or enter into any agreement, understanding, letter of intent or arrangement with respect to any Acquisition Proposal (other than a confidentiality agreement described below). Subject to Section 6.5(b), neither the Company nor its Board of Directors or any committee thereof shall recommend to its stockholders any Acquisition Proposal or approve any agreement with respect to an Acquisition Proposal. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company or its Board of Directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to an Acquisition Proposal (provided that neither the Company nor its Board of Directors may recommend any Acquisition Proposal unless permitted by Section 6.5(b) below and the Company may not fail to make or withdraw, modify or change in a manner adverse to Parent all or any portion of the Company Board Recommendation unless permitted by Section 6.2 (in which case Parent shall have the right to terminate this Agreement as set forth in Section 8.1(e)), and provided further that, notwithstanding anything herein to the contrary, any “stop-look-and-listen” communication by the Company or its Board of Directors to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the stockholders of the Company in connection with the making or amendment of a tender offer or exchange offer containing the substance of a “stop-look-and-listen” communication pursuant to such Rule 14d-9(f)) shall not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Company Board of Recommendation) or (ii) prior to the adoption of this Agreement by the Company’s stockholders in accordance with this Agreement, (A) providing access to its properties, books and records and providing information or data in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreements (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and it being understood that the Company may enter into a confidentiality agreement without a standstill provision or with a standstill provision less favorable to the Company if it waives or similarly modifies the standstill provision in the Confidentiality Agreements), or (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal, if and only to the extent that prior to taking any of the actions set forth in clauses (A) or (B) of clause (ii), (x) the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable law and that such Acquisition Proposal will result in, or could reasonably be expected to constitute or result in, a Superior Proposal from the party that made the applicable Acquisition Proposal, and (y) the Company shall have informed Parent promptly following (and in no event later than 24 hours after) the taking by it of any such action. A “Superior Proposal” means an Acquisition Proposal (provided that for purposes of the definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned above, except that references to “20% or greater” and “20% or more” shall be deemed to be references to “50% or greater” and “50% or more”, respectively) that is reasonably capable of being consummated, taking into account all legal, financial, regulatory, timing, and similar aspects of, and conditions to, the proposal, the likelihood of obtaining necessary financing and the Person making the proposal, and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and provisions of this Agreements committed to in writing by Parent in response to such Acquisition Proposal). The Company shall use its reasonable best efforts to take the necessary steps promptly to inform the Persons set forth in clauses (i), (ii) and (iii) of the first sentence of this Section 6.5(a) of the obligations undertaken in this Section 6.5.

(b) Notwithstanding anything in this Section 6.5 to the contrary, if, at any time prior to the adoption of this Agreement by the Company’s stockholders in accordance with this Agreement, the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to a bona fide written Acquisition Proposal that was unsolicited and that did not otherwise result from a material breach of Section 6.5(a), that such proposal is a Superior Proposal and that terminating this Agreement to accept such Superior Proposal and/or recommending such Superior Proposal to the stockholders of the Company is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable law, the Company may terminate this Agreement and/or its Board of Directors may approve or recommend such Superior Proposal to its stockholders, and immediately prior to or concurrently with the termination of this Agreement enter into any agreement, understanding, letter of intent or arrangement with respect to such Superior Proposal, as applicable; provided, however, that the Company shall not terminate this Agreement pursuant to this sentence, and any purported termination pursuant to this sentence shall be void and of no force or effect, unless concurrently with such termination pursuant to this Section 6.5(b) the Company pays to Parent the Termination Fee payable pursuant to Section 8.2(c); and provided, further, however, that the Company shall not exercise its right to terminate this Agreement and the Board of Directors shall not recommend a Superior Proposal to its stockholders pursuant to this Section 6.5(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that the Company or its Board of Directors intends to take such action with respect to a Superior Proposal, specifying in reasonable detail the material terms and conditions of the Superior Proposal, this notice to be delivered not less than three Business Days prior to the time the action is taken, and, during this three Business Day period, the Company and its advisors shall negotiate in good faith with Parent to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal.

(c) The Company shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. The Company also shall, if it has not already done so, promptly request, to the extent it has a contractual right to do so, that each Person, if any, that has heretofore executed a confidentiality agreement within the 12 months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal shall return or destroy all confidential information or data heretofore furnished to any person by or on behalf of it or any of its Subsidiaries.

(d) The Company shall promptly (and in no event later than 48 hours after receipt of an Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making the Acquisition Proposal and set forth in reasonable detail its material terms and conditions) Parent after receipt of an Acquisition Proposal and thereafter shall keep Parent reasonably informed of the status and material terms and conditions of any proposals or offers. The Company shall make available to Parent (to the extent it has not already done so) all material non-public information made available to any Person making an Acquisition Proposal at substantially the same time as it provides it to such other Person.

SECTION 6.6. Further Action; Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and the Antitrust Laws of such other jurisdictions for which similar filings are required with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or such other Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration, termination or waiver of the applicable waiting periods and to achieve the necessary clearance decisions under the HSR Act and such other applicable Antitrust Laws as soon as practicable.

(b) Parent, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.6(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the European Commission, or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, European Commission or any other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ, the European Commission or other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, Council Regulation (EC) 139/2004, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or impeding or lessening of competition through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.6(a) and (b), if any objections are asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ, the European Commission, or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or otherwise brought under any Antitrust

Law that would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby, each of Parent, Acquisition Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prohibit or materially impair or delay the consummation of the transactions contemplated hereby, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits; provided, however, that no party shall be required to take any such actions to resolve any such objections or suits which actions, individually or in the aggregate, would have a Material Adverse Effect. Without excluding other possibilities, the transactions contemplated by this Agreement shall be deemed to be materially delayed if unresolved objections or suits delay or could reasonably be expected to delay the consummation of the transactions contemplated hereby beyond September 15, 2005.

(d) Subject to the obligations under Section 6.6(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging any transaction contemplated by this Agreement, or any other agreement contemplated hereby each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.6 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) so long as such party has up to then complied in all material respects with its obligations under this Section 6.6.

SECTION 6.7. Resignations. To the extent requested by Parent in writing at least five Business Days prior to the Closing Date, on the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective immediately after the Closing, of the directors of the Company Subsidiaries designated by Parent and shall take such other action as is necessary to accomplish the foregoing.

SECTION 6.8. Directors’ and Officers’ Indemnification and Insurance.

(a) Without limiting any additional rights that any employee, officer or director may have under any employment agreement or Benefit Plan or under the Company’s certificate of incorporation or by laws, after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer or director of the Company and the Company Subsidiaries (the “Indemnified Directors and Officers”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including, attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions taken by them in their capacity as officers or directors at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), or taken by them at the request of the Company or any Company Subsidiary, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law for a period of six years from the Effective Time. Each Indemnified Director and Officer will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Corporation within ten Business Days of receipt by the Surviving Corporation from the Indemnified Director or Officer of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. The Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Director or Officer hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Director or Officer from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Director or Officer otherwise consents.

(b) The certificate of incorporation and by-laws of the Surviving Corporation shall continue to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s certificate of incorporation and by-laws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) Prior to the Effective Time, the Company shall endeavor to (and if it unable to, Parent shall cause the Surviving Corporation to after the Effective Time) obtain and fully pay (up to a maximum cost of 300% of the current annual premium paid by the Company for its existing coverage in the aggregate) for “tail” insurance policies (providing only for the Side A coverage for Indemnified Directors and Officers where the existing policies also include coverage for the Company) with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies (or as otherwise set forth in Section 6.8(c) of the Company Disclosure Letter) with respect to matters existing or occurring at or prior to the Effective Time. Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any Company Subsidiary set forth in Section 6.8(c) of the Company Disclosure Letter.

(d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any Indemnified Director or Officer or any other party covered by directors’ and officers’ liability insurance, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.8 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Directors and Officers and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Director or Officer is entitled, whether pursuant to Law, contract or otherwise.

(f) In the event that the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets as an entirety in one or a series of related transactions to any Person(s), then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or such Persons(s), as the case may be, shall assume the obligations set forth in this Section 6.8; provided that the Surviving Corporation shall not be relieved from such obligation. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.8.

SECTION 6.9. Public Announcements. Each of the Company, Parent and Acquisition Sub agrees that no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

SECTION 6.10. Existing Indebtedness.

(a) Prior to the Closing, at the written request of Parent, the Company shall commence a tender offer and consent solicitation with respect to any or all of the Company’s 6.875% Notes due 2006, 6.25% Senior Notes due 2007, 7.625% Notes due 2011, 7.875% Notes due 2013, 7.375% Notes due 2018 and 8.75% Debentures due 2021 in accordance with the written terms and conditions provided by Parent to the Company and applicable Law (collectively, the “Debt Tenders”). Unless otherwise agreed by the Company in writing, no Debt Tender shall be required to close on or prior to the Closing. In the event this Agreement is terminated pursuant to Section 8.1, then Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs, fees and expenses incurred by the Company in connection with the Debt Tenders and shall indemnify the Company for any other Liabilities incurred by the Company pursuant to the Debt Tenders except to the extent the Company’s actions are inconsistent with the instructions of the Parent.

(b) Prior to the Closing, the Company shall purchase the premises leased pursuant to the Lease Agreement, dated September 26, 2001, between First Union Development Corporation and a subsidiary of the Company pursuant to Section 20.1 of the Synthetic Lease (the “Synthetic Lease”), the Participation Agreement, and all other related documentation shall be terminated (the “Synthetic Lease Purchase”).

(c) Prior to the Closing, the Company shall terminate and settle all swap agreements set forth on Section 6.10(d) of the Company Disclosure Letter (the “Swap Termination”).

(d) Nothing in this Agreement or the Confidentiality Agreements will prohibit any of the parties to the respective Equity Commitments, as a provider of the Equity Financing, from syndicating up to 49% of their respective Equity Commitments; provided, however, that such Equity Commitments shall not be syndicated in a manner which would unreasonably be expected to delay or prevent the closing of the Merger.

SECTION 6.11. Cooperation

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) maintain in effect the Financing Commitments and to satisfy the conditions to obtaining the Financing set forth therein (including by consummating the Equity Financing pursuant to the terms and conditions of the Equity Financing Commitment), (ii) enter into definitive financing agreements with respect to the Debt Financing as contemplated by the Debt Financing Commitments, including the related flex provisions (the “Financing Agreements”), so that the Financing Agreements are in effect as promptly as practicable but in any event no later than the Closing Date and (iii) consummate the Financing at or prior to Closing. Parent shall agree to use the bridge facility contemplated by the Debt Financing Commitments to cause the Closing to occur by the thirtieth day after the stockholders’ meeting at which this Agreement has been adopted by the Requisite Stockholder Vote (subject to the terms and conditions of this Agreement and such bridge facility commitment to the extent the real estate secured financing contemplated by the Debt Financing Commitments has not been finalized by such time). Parent shall provide to the Company copies of all documents relating to the Debt Financing and shall keep the Company informed of the status of the financing process relating thereto. The Company shall, and shall cause the Company Subsidiaries to, provide such cooperation as may be reasonably requested by Parent in connection with the Debt Financing, including (i) upon reasonable advance notice by Parent, participation in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with rating agencies, (ii) using reasonable best efforts to prepare business projections and financial statements for inclusion in offering memoranda, private placement memoranda, prospectuses and similar documents, (iii) assisting Parent with its preparation and negotiation of mortgages, granting such mortgages, assisting Parent in obtaining preliminary title policies, resolving exceptions on such title policies which are objected to by the lenders of the Debt Financing, with respect to some or all of the Sites, assisting Parent with its preparation of, and negotiation related to, pledges in the Equity Interests of some or all of the Company Subsidiaries, and the granting of such pledges, (iv) preparing any conveyance instruments necessary to transfer prior to the Closing record ownership of the Owned Real Property to the correct legal owner as of the date of this Agreement, and effecting such transfers, (v) assisting Parent with its preparation of any necessary transfer documentation with respect to the Sites required in connection with Debt Financing, and (vi) allowing Parent and its and its lender’s representatives such access as may be reasonably necessary for their property level due diligence; provided that, the Company shall not be required to provide any such assistance which would interfere unreasonably with the business or operations of the Company and the Company Subsidiaries and provided, further, that, without the Company’s consent, which shall not unreasonably be withheld, in no event shall any property level due diligence involve environmental tests or assessments more intrusive to such properties than those tests and assessments necessary to prepare Phase I reports. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket third party costs incurred by the Company or any of the Company Subsidiaries in connection with such cooperation.

(b) If, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under Section 6.11(a), any of the Debt Financing Commitments or the Debt Financing Agreements expire or are terminated prior to the Closing, in whole or in part, for any reason, Parent shall (i) promptly notify the Company of such expiration or termination and the reasons therefor and (ii) use its reasonable best efforts (subject to the limitations set forth in Section 6.11(a) above) promptly to arrange for alternative debt financing (upon terms and conditions substantially comparable to those contained in such expired or terminated commitments or agreements, except with respect to economic terms and conditions, which shall be no less favorable than those contained in such expired or terminated commitments or agreements) to replace the financing contemplated by such expired or terminated commitments or agreements in an amount sufficient to consummate the transactions contemplated by this Agreement.

SECTION 6.12. Further Action. Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers (including accountants’ work papers, subject to such confidentiality restrictions as Parent’s or the Company’s accountants shall reasonably request), as may be required to consummate the transactions contemplated by this Agreement. The Company shall use reasonable efforts to assist Parent in consummating the transactions described in Section 6.12 of the Company Disclosure Letter immediately prior to the Closing (so long as the conditions set forth in Sections 7.1, 7.2 and 7.3 have been satisfied or waived) if requested in writing by Parent prior to the date of the Proxy Statement; provided, however, that in fulfilling such obligation (i) the Company shall not be required to take any action that would reasonably be expected to have the effect of (x) preventing or materially delaying the consummation of the transactions contemplated hereby (or, in any event, beyond 10 Business Days after the date of the Stockholders Meeting), (y) resulting in increased Liability to the directors and officers of the Company or any Company Subsidiary or (z) being otherwise adverse to the Company, the Company Subsidiaries or their respective directors and officers, and (ii) in the event this Agreement is terminated pursuant to Section 8.1, then Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs, fees (including fees of the Company’s outside legal counsel and accountants) and expenses incurred by the Company and the Company Subsidiaries in complying with the last sentence of this Section 6.12 and shall indemnify the Company for any other Liabilities incurred by the Company and the Company Subsidiaries in complying with the last sentence of this Section 6.12.

SECTION 6.13. Notification. During the period commencing upon the execution and delivery of this Agreement by all of the parties hereto and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Section 8.1, the Company shall promptly notify Parent in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7.1 or Section 7.2 impossible or unlikely. Each such notification shall include a certification of an officer of the Company that such notification is being delivered in accordance with this Section 6.13. No such notification shall be deemed to supplement or amend the Company Disclosure Letter for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, or (ii) determining whether any of the conditions set forth in Section 7.1, Section 7.2, Section 7.3 has been satisfied.

SECTION 6.14. Third Party Consents. The Company shall use reasonable best efforts to promptly obtain all authorizations, consent, approvals and waivers of, give all notices to each third party that may be necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, provided, however, that the Company shall not amend or agree to amend, or waive any material right or material economic benefit under, any Material Contract in connection with obtaining such consents, approvals and waivers without Parent’s consent, provided, further, that, in connection with obtaining such authorizations, consents, approvals and waivers, or the giving of such notices, the Company shall not incur any out of pocket costs or any other obligation or Liability unless de minimus in nature.

SECTION 6.15. Employment and Employee Benefits Matters.

(a) At or prior to the Effective Time, the “TRU” Partnership Employees’ Savings and Profit Sharing Plan, as amended and restated (the “401(k) Plan”) shall be amended to provide that any participant who has at least four years of service credited for vesting purposes under the 401(k) Plan as of the Effective Time shall be fully vested in all of his or her accounts under the 401(k) Plan; provided, however, this provision shall not apply to the extent that it causes the 401(k) Plan or the trust pursuant thereto to fail to constitute a qualified plan or trust, as applicable, under Sections 401(a) and 501(a) of the Code.

(b) At or prior to the Effective Time, the Company shall cause all accounts, awards, deferrals, and contributions of any type whatsoever under each of the Toys “R” Us, Inc. Partnership Group Deferred Compensation Plan, the Toys “R” Us, Inc. Management Deferred Compensation Plan, the Toys “R” Us, Inc. Non-Employee Directors’ Deferred Compensation Plan, and the Toys “R” Us, Inc. Supplemental Executive Retirement Plan (the “Deferred Compensation Plans”) (including, without limitation, deferred profit shares issued in connection with the exercise of stock options) to be fully vested no later than the Effective Time. The Company shall cause the Deferred Compensation Plans to terminate as of the Effective Time and, as part of that termination, shall cause all accounts under the Deferred Compensation Plans to be distributed to participants thereunder (whether or not then in pay status) no later than 15 days following the Closing Date.

(c) Prior to the Effective Time, the Company’s Compensation and Organizational Development Committee shall have established performance targets for the first two quarters of the fiscal year ending January 28, 2006, under the Amended and Restated Toys “R” Us, Inc. Management Incentive Compensation Plan (the “Management Incentive Plan”) that are consistent with performance targets established under the Management Incentive Plan in prior years. From and after the Effective Time, the performance targets under the Management Incentive Plan with respect to the quarterly period during which the Closing Date occurs (and the prior quarter, to the extent the performance for such prior quarter has not been certified as of the Effective Time), shall not be changed and the committee or board responsible after the Closing Date for certifying performance for such quarter(s) shall not exercise any negative discretion to pay less than the amount earned under the applicable incentive bonus formula.

(d) As of the date of this Agreement, the Company maintains a rabbi trust known as the Grantor Trust for Toys “R” Us, Inc. Supplemental Executive Retirement Plan (the “SERP Rabbi Trust”), which holds life insurance policies in connection with the Toys “R” Us, Inc. Split Dollar Plan (the “Split Dollar Plan”). For a period of five years after the Effective Time, Parent shall cause the Company to maintain the Split Dollar Plan and the SERP Rabbi Trust in effect for the benefit of the participants in such plan as of immediately prior to the Effective Time and to keep the SERP Rabbi Trust funded with the policies of insurance on the lives of the such participants as in effect immediately prior to the Effective Time, or to substitute policies providing a death benefit equal to the liabilities under the Split Dollar Plan. In addition, Parent shall cause the Company to maintain in effect at least through the end of the fiscal year ending January 28, 2006 the Benefit Plans, Foreign Plans and benefits listed in Section 6.15(d) of the Company Disclosure Letter, as such Benefit Plans, Foreign Plans and benefits may be adjusted as provided in this Agreement, or substitute plans or arrangements that in the aggregate provide compensation or benefits that are not materially less favorable to the participants than such Benefit Plans, Foreign Plans and benefits, as adjusted. For this purpose, Parent shall recognize and cause to be given full effect and credit for any amounts paid by participants under any plan which amounts are characterized under such plan as deductibles, co-payments, or other similar features. Parent shall give effect to all benefit elections made by plan participants prior to the Effective Time. Nothing contained in this Agreement shall restrict the ability of the Company or any of its Affiliates from terminating the employment of any employee of the Company or any of the Company Subsidiaries for any reason following the Effective Time.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1. Mutual Conditions to Effect the Merger. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) This Agreement shall have been adopted by the stockholders of the Company by the Requisite Stockholder Vote in accordance with the Company’s certificate of incorporation and the DGCL;

(b) No Law shall have been enacted, entered, promulgated or enforced and no decision shall have been taken by any United States or state Governmental Authority, the European Commission, Canadian Governmental Authority or any Governmental Authority of the jurisdictions listed in Section 7.1(b) of the Company Disclosure Letter which prohibits, restrains or enjoins the consummation of the transactions contemplated by this Agreement; provided, however, that prior to invoking this condition each party agrees to comply with Section 6.6;

(c) No action, suit, proceeding or decision instituted by any United States or state Governmental Authority, the European Commission, Canadian Governmental Authority or any Governmental Authority of the jurisdictions listed in Section 7.1(b) of the Company Disclosure Letter shall be pending seeking to prohibit, restrain or enjoin or challenging the consummation of the transactions contemplated by this Agreement; and

(d) (i) The waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired without the addition of any conditions or obligations which, individually or in the aggregate, would have a Material Adverse Effect, (ii) any required approvals, to the extent a failure to obtain such approval would be a violation of Law and subject the respective entity to material fines or other material consequences, pursuant to any other foreign Antitrust Law of the jurisdictions listed in Section 7.1(b) of the Company Disclosure Letter shall have been obtained or waiting periods thereunder shall have expired without the addition of any conditions or obligations which, individually or in the aggregate, would have a Material Adverse Effect, (iii) if applicable, the European Commission shall have issued a decision under the Council Regulation (EC) 139/2004 (the “Council Regulation”) declaring the Merger compatible with the Common Market without attaching to its decision any conditions or obligations which, individually or in the aggregate, would have a Material Adverse Effect, and (iv) Competition Act Approval shall have been granted; provided, however, that prior to invoking this condition each party agrees to comply with Section 6.6.

SECTION 7.2. Conditions to Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to consummate the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time, of each of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Sections 4.2, 4.5(b), 4.6 (solely with respect to material Company Subsidiaries), 4.22 and 4.24 shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct as of such specified date), (ii) the representations and warranties of the Company set forth in Section 4.5(a) shall be true and correct as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct as of such specified date), except in the case of this clause (ii) where the failure of any such representations and warranties to be so true and correct, in the aggregate, has not resulted in and would not reasonably be expected to result in, liability to the Company or to the Surviving Corporation in excess of $25,000,000 and (iii) the other representations and warranties contained in this Agreement (disregarding any Material Adverse Effect, materiality or similar qualifiers therein) shall be true and correct as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct as of such specified date), except in the case of this clause (iii) where the failure of any such representations and warranties to be so true and correct, in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(b) The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; provided, that the Company’s failure to comply with the notification requirements in Section 6.13, individually, shall not cause the condition set forth in this Section 7.2(b) to fail;

(c) Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Sections 7.2(a) and (b) have been satisfied;

(d) Since the date of this Agreement, except as set forth in Section 4.9 of the Company Disclosure Letter, there has been no event, condition, change or development, or worsening of any existing event, condition, change or development, shall have occurred that, individually or in combination with any other event, condition, change, development or worsening thereof, would reasonably be expected to have a Material Adverse Effect;

(e) The Company, Parent or Acquisition Sub shall have received the proceeds of financing described in the Debt Financing Commitments (or any replacements debt financing commitments contemplated by Section 6.11(b)); and

(f) The Synthetic Lease Purchase and the Swap Termination shall have been consummated.

SECTION 7.3. Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Acquisition Sub set forth in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct in all material respects as of such specified date);

(b) Each of Parent and Acquisition shall have performed in all material respects the material obligations, and complied in all material respects with the material agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; and

(c) The Company shall have received a certificate of an executive officer of Parent, certifying that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, notwithstanding approval thereof by the stockholders of the Company:

(a) by mutual written consent of each party hereto;

(b) by Parent or the Company if any United States or state Governmental Authority, the European Commission or any Governmental Authority of the jurisdictions listed in Section 7.1(b) of the Company Disclosure Letter shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such decision, order, decree, ruling or other action is or shall have become final and nonappealable;

(c) by Parent or the Company if the Closing Date shall not have occurred on or before September 15, 2005 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under this Agreement or required to be performed at or prior to the Closing Date has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure to perform constitutes a material breach of this Agreement; provided further that, in the event that the conditions set forth in Sections 7.1(c) or 7.1(d) above shall not have been satisfied by September 15, 2005, either Parent or the Company may unilaterally extend the Termination Date until October 31, 2005 upon written notice to the other by September 15, 2005, in which case the Termination Date shall be deemed for all purposes to be October 31, 2005;

(d) by the Company (i) if there shall have been a material breach of any representation, warranty, covenant or agreement on the part of Parent or Acquisition Sub contained in this Agreement such that the condition set forth in Section 7.3(a) or 7.3(b) would not be satisfied and which shall not have been cured prior to the earlier of (I) 10 business days following notice of such breach and (II) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement, or (ii) prior to the approval of the transactions contemplated by this Agreement by the stockholders of the Company in accordance with this Agreement, in accordance with, and subject to the terms and conditions of, Section 6.5(b);

(e) by Parent (i) if there shall have been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the condition set forth in Section 7.2(a) or 7.2(b) would not be satisfied and which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent or Acquisition Sub is then in material breach of any of its covenants or agreements contained in this Agreement, or (ii) if the Board of Directors of the Company (A) shall have withdrawn, modified or changed (it being understood and agreed that any “stop-look-and-listen” communication by the Board of Directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company in connection with the commencement of a tender offer or exchange offer containing the substance of a “stop-look-and-listen” communication pursuant to Rule 14d-9(f), shall not be deemed to constitute a withdrawal, modification or change of its recommendation of this Agreement) in a manner adverse to Parent its approval or recommendation of the transactions contemplated by this Agreement, or shall have resolved to effect any of the foregoing, or (B) shall have recommended to the stockholders of the Company an Acquisition Proposal other than the transactions contemplated hereunder, or shall have resolved to effect any of the foregoing; or

(f) by Parent or the Company if, upon a vote thereon at the Stockholders Meeting or any postponement or adjournment thereof, this Agreement shall not have been have been adopted by the Requisite Stockholder Vote.

SECTION 8.2. Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, except with respect to Sections 4.22, 5.6, 6.4(b), 6.9, 6.11(a), 6.12 this Section 8.2, Section 8.3 and Article IX, which shall survive such termination; provided, however, that nothing herein shall relieve any party from liability for any willful and material breach hereof.

(b) If this Agreement is terminated pursuant to Section 8.1(f), then the Company shall pay Parent an amount equal to the sum of Parent’s Expenses (not to exceed $30,000,000 in the aggregate) for which Parent has not theretofore been reimbursed by the Company. “Expenses” includes all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of financing sources (including those who are parties to the Financing

Commitments), counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the Financing. Payment of Parent’s Expenses pursuant to this Section 8.2(b) shall be made not later than two Business Days after delivery to the Company of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of Parent (which itemization may be supplemented and updated from time to time by Parent until the ninetieth day after Parent delivers such notice of demand for payment).

(c) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii) or by Parent pursuant to Section 8.1(e)(ii), then the Company shall pay $247.5 million (such amount, the “Termination Fee”) to Parent, at or prior to the time of, and as a pre-condition to the effectiveness of, termination in the case of a termination pursuant to Section 8.1(d)(ii) or as promptly as practicable (but in any event within two Business Days) in the case of a termination pursuant to Section 8.1(e)(ii), payable by wire transfer of same day funds.

(d) In the event that (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.1(f) and, at any time after the date of this Agreement and prior to the Stockholders Meeting, an Acquisition Proposal shall have been made known to the Company or publicly disclosed and shall not have been withdrawn prior to the Stockholders Meeting, (B) by Parent pursuant to Section 8.1(e)(i) and, at any time after the date of this Agreement and prior to the breach giving rise to Parent’s right to terminate under Section 8.1(e)(i), an Acquisition Proposal shall have been made known to the Company or publicly disclosed and shall not have been withdrawn prior to the breach giving rise to Parent’s right to terminate under Section 8.1(e)(i), or (C) by Parent or the Company pursuant to Section 8.1(c) and at any time after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to the Company or publicly disclosed and shall not have been withdrawn prior to the termination of this Agreement, and (ii) within twelve months after this termination, the Company enters into an agreement in respect of any Acquisition Proposal or a transaction pursuant to which any Acquisition Proposal is consummated, then the Company shall pay the Termination Fee (minus the amount, if any, previously paid pursuant to Section 8.2(b)) to Parent, by wire transfer of same day funds, on the date of the agreement in respect of the Acquisition Proposal or, if earlier, consummation of the transaction in respect of the Acquisition Proposal, as may be applicable (provided, that, for purpose of this Section 8.2(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.5(a), except that the references to “20% or greater” and “20% or more” shall be deemed to be references to “50% or greater” and “50% or more,” respectively).

(e) The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.2, and, in order to obtain the payment, Parent commences a suit which results in a judgment against the Company for the payment set forth in this Section 8.2, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the Applicable Rate in effect on the date the payment was required to be made.

SECTION 8.3. Expenses. Except as otherwise specifically provided in this Agreement, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

SECTION 8.4. Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors, at any time prior to the Closing Date, whether before or after adoption of this Agreement by the stockholders of the Company and Acquisition Sub. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.5. Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, and the other agreements and documents contemplated to be delivered in connection herewith, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part at or after the Effective Time and (ii) this Article IX.

SECTION 9.2. Company Disclosure Letter. There may have been included in the Company Disclosure Letter and may be included elsewhere in this Agreement items which are not “material”, and such inclusion shall not be deemed to be an agreement by the Company that such items are “material” or to further define the meaning of such term for purposes of this Agreement. Disclosures included in any Section of the Company Disclosure Letter shall be considered to be made for purposes of all other Sections of the Company Disclosure Letter to the extent that the relevance of any such disclosure to any other Section of the Company Disclosure Letter is reasonably apparent from the text of such disclosure.

SECTION 9.3. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.3 prior to 5:00 p.m. (New York time) on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Agreement later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

(a) if to the Company:

Toys “R” Us, Inc.

One Geoffrey Way

Wayne New Jersey

Facsimile: (973) 617-4004

Attention: Chief Executive Officer

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Facsimile: (212) 455-2502

Attention: John G. Finley, Esq.

      Edward J.H. Chung, Esq.

and to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Facsimile: (212) 735-2000

Attention: David Fox, Esq.

(b) if to Parent, Acquisition Sub or the Surviving Corporation:

c/o Kohlberg Kravis Roberts & Co.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Facsimile: (650) 233-6553

Attention: Michael M. Calbert

with a copy to:

Kohlberg Kravis Roberts & Co.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Facsimile: (650) 233-6553

Attention: Michael M. Calbert

and

Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, CA 94025

Facsimile: (650) 463-2600

Attention: Peter F. Kerman, Esq.

with a copy to:

Bain Capital, LLC

111 Huntington Ave., 35th Floor

Boston, MA 02199

Facsimile: (617) 516-2010

Attention: Josh Bekenstein

      Matt Levin

and

Kirkland & Ellis

Citigroup Center

153 East 53rd. Street

New York, NY 10022

Facsimile: (212) 446-4900

Attention: Matthew Steinmetz

      Lance Balk

with a copy to:

Vornado Realty Trust

888 Seventh Avenue

New York, New York 10019

Facsimile: (212) 894-7996

Attention: Alan J. Rice

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

Facsimile: (212) 558-3588

Attention: Eric M. Krautheimer

SECTION 9.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 9.5. Entire Agreement. This Agreement, the Company Disclosure Letter and the Confidentiality Agreements, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. Subject to Section 6.10, the Company acknowledges and agrees that, from time to time prior to the Closing Date, each of the parties to the respective Equity Commitments, as a provider of the Equity Financing, may syndicate up to 49% of their respective Equity Commitments and may provide information regarding the Company and this Agreement in connection with such syndication.

SECTION 9.6. Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties (which consent may be granted or withheld in the sole discretion of such other party), except that from and after the Effective Time the Agreement may be assigned (in whole but not in part) to an Affiliate of a party hereto, or to a lender of a party as collateral for indebtedness, or in connection with a merger, consolidation, conversion or sale of all or substantially all of the assets of a party hereto, provided that the party making such assignment shall not be released from its obligations hereunder. Any attempted assignment in violation of this Section 9.6 shall be void.

SECTION 9.7. No Third Party Beneficiaries. Except for Section 6.8, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

SECTION 9.9. Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery or other courts of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery or other courts of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery or other courts of the State of Delaware and (iv) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 9.3. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.3 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

SECTION 9.10. Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE SEPARATION AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SEPARATION AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

SECTION 9.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.12. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

IN WITNESS WHEREOF, the Company, Acquisition Sub and Parent have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TOYS “R” US, INC.

By:	/s/ John H. Eyler Jr
Name:	John H. Eyler
Title:	Chairman and CEO

GLOBAL TOYS ACQUISITION, LLC

By:	/s/ Michael M. Calbert
Name:	Michael M. Calbert
Title:	President

GLOBAL TOYS ACQUISITION MERGER SUB, INC.

By:	/s/ Matthew S. Levin
Name:	Matthew S. Levin
Title:	President

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